                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                          For the Month of May 19, 2003

                                   ----------

                        Commission File Number: 001-10579

                                   ----------

                       TELECOMMUNICATIONS COMPANY OF CHILE
                 (Translation of registrant's name into English)

                                   ----------

                      Avenida Providencia No. 111, Piso 22
                          Providencia, Santiago, Chile
                    (Address of principal executive offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F [X]               Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                     Yes [ ]                     No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                     Yes [ ]                     No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes [ ]                     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                    Telecommunications Company of Chile, S.A.

                                TABLE OF CONTENTS

Item

Report on the Financial Statements for the three-month period ended March 31, 2002 and 2003 (Consolidated)

          COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

                       REPORT ON THE FINANCIAL STATEMENTS
                        for the three month periods ended
                             March 31, 2002 and 2003
                                 (CONSOLIDATED)

       (Translation of financial statements originally issued in Spanish)

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONTENTS

Independent Accountants' Review Report
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

ThCh$:   Thousands of Chilean pesos
UF: The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month
ThUS$:   Thousands of US dollars

Deloitte & Touche Sociedad de Auditores y Consultores Limitada
Av. Providencia 1760, Pisos 6(DEG.), 7(DEG.), 8(DEG.) Y 6(DEG.)
Santiago
Chile

Tel: (56-2) 270 3000
Fax: (56-2) 374 9177
www.deloitte.cl

                                                                        Deloitte
                                                                        & Touche

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Chairman and Members of the Board of Directors of Compania de Telecommunicaciones de Chille S.A.

We have reviewed the accompanying interim consolidated balance sheet of Compania de Telecomunicaciones de Chile S.A. and subsidiaries as of March 31, 2003, and the related interim consolidated statements of income and cash flows for the three month period then ended. These interim financial statements (including the related notes) are the responsibility of the management of the Company. The interim consolidated financial statements for the period of three months ended March 31, 2002 were reviewed by other auditors whose report, dated April 19, 2002, contained a paragraph describing the limitation that the interim consolidated financial statements included subsidiaries that had not been reviewed at the end of that period.

We conducted our review in accordance with auditing standards established in Chile for a review of interim financial information. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the 2003 interim consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in Chile.

/s/ DELOITTE AND TOUCHE
April 29, 2003

---------
Deloitte
Touche
Tohmatsu
---------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                             MARCH 31, 2002 AND 2003
           (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31, 2003)

----------------------------------------------------------------------------------------------------------------
 A   S   S   E   T   S                                                  Notes         2002            2003
----------------------------------------------------------------------------------------------------------------
                                                                                      ThCh$           ThCh$
                                                                                 --------------   --------------
CURRENT ASSETS
 Cash and bank                                                                       14,711,130       14,440,598
 Time deposits                                                                       19,014,131       31,696,737
 Marketable securities (net)                                             (4)         48,306,579       92,163,055
 Trade accounts receivable, net of allowance for doubtful accounts
   of ThCh$ 72,491,954 and ThCh$ 89,097,817,respectivly                  (5)        245,965,404      210,230,268
 Notes receivable, net of allowance for doubtful notes
   of ThCh$ 8,341,742 and ThCh$ 6,933,253 respectively                   (5)          6,743,738        6,287,655
 Miscellaneous accounts receivable                                       (5)         31,429,430       19,438,211
 Notes and accounts receivable from related companies                   (6 a)         9,357,068       20,885,591
 Inventories (net)                                                                   35,763,577       12,565,363
 Recoverable taxes                                                                   31,033,118       21,092,769
 Prepaid expenses                                                                    10,878,503        8,934,496
 Deferred taxes                                                         (7 b)        54,163,547       24,256,956
 Other current assets                                                    (8)        145,889,964       33,196,393
                                                                                 --------------   --------------
       TOTAL CURRENT ASSETS                                                         653,256,189      495,188,092
                                                                                 --------------   --------------
PROPERTY, PLANT AND EQUIPMENT                                            (9)
 Land                                                                                29,657,059       27,489,248
 Constructions and
   infrastructure works                                                             199,477,520      184,224,215
 Machinery and equipment                                                          3,262,070,926    3,335,264,957
 Other property, plant and equipment                                                429,931,647      403,693,385
 Technical revaluation                                                                9,175,924        9,176,040
 Accumulated depreciation (less)                                                  1,844,319,957    2,043,319,358
                                                                                 --------------   --------------
       TOTAL PROPERTY, PLANT AND EQUIPMENT, NET                                   2,085,993,119    1,916,528,487
                                                                                 --------------   --------------
OTHER NON-CURRENT ASSETS
 Investment in related companies                                         (10)        16,486,053       42,272,274
 Investment in other companies                                                          692,195            3,835
 Goodwill                                                               (11 a)      206,126,560      176,575,881
 Negative goodwill                                                      (11 b)           70,334
 Long-term debtors                                                       (5)         40,542,553       36,431,928
 Intangibles                                                             (12)        21,525,864       32,528,976
 Accumulated amortization (less)                                         (12)         2,590,642        3,060,222
 Others                                                                  (13)        21,165,213       14,325,656
                                                                                 --------------   --------------
       TOTAL OTHER ASSETS                                                           303,877,462      299,078,328
                                                                                 --------------   --------------

                                                                                 --------------   --------------
       TOTAL ASSETS                                                               3,043,126,770    2,710,794,907
                                                                                 ==============   ==============
----------------------------------------------------------------------------------------------------------------
 L  I  A  B  I  L  I  T  I  E                                           Notes         2002            2003
----------------------------------------------------------------------------------------------------------------
                                                                                      ThCh$           ThCh$
                                                                                 --------------   --------------
CURRENT LIABILITIES
 Short-term obligations with banks
   and financial institutions                                            (14)        22,634,511        9,231,057
 Short-term portion of long-term obligations
   with banks and financial institutions                                 (14)       170,848,709      148,974,902
 Bonds payable                                                           (16)        34,142,280       16,861,274
 Long-term obligations maturing
   within a year                                                                        637,085          485,230
 Dividends payable                                                                      227,198          205,307
 Trade accounts payable                                                  (33)       180,456,530      160,195,246
 Notes payable                                                                          398,049          261,267
 Other creditors                                                                     30,123,800        7,279,897
 Notes and accounts payable to related companies                         (6 b)       15,149,791        9,042,001
 Provisions                                                              (17)         6,940,982        3,994,105
 Withholdings taxes                                                                  16,876,404       10,486,342
 Unearned income                                                                      2,589,653        7,882,614
 Other current liabilities                                                           39,809,705        2,997,782
                                                                                 --------------   --------------
       TOTAL CURRENT LIABILITIES                                                    520,834,697      377,897,024
                                                                                 --------------   --------------
LONG-TERM LIABILITIES
 Obligations with banks and
   financial institutions                                                (15)       460,993,713      419,213,471
 Bonds payable                                                           (16)       568,666,442      514,006,078
 Notes and accounts payable to related companies                        (6 b)        26,240,695       24,829,309
 Miscellaneous accounts payable                                                      30,688,637        7,370,651
 Accruals                                                                (17)        21,558,291       17,842,881
 Deferred taxes                                                         (7 b)        50,781,281       41,777,880
 Other liabilities                                                                   10,980,691        6,062,043
                                                                                 --------------   --------------
           TOTAL LONG-TERM LIABILITIES                                            1,169,909,750    1,031,102,313
                                                                                 --------------   --------------

MINORITY INTEREST                                                        (19)        38,132,152        1,164,918

SHAREHOLDERS' EQUITY                                                     (20)
 Paid-in capital                                                                    743,122,953      736,468,120
 Reserve - equity indexation                                                         -2,972,491        3,682,341
 Share premium                                                                      115,084,917      115,084,917
 Other reserves                                                                       1,693,035        2,182,684
 Retained earnings                                                                  457,321,757      443,212,590
      Accumulated earnings                                                          455,381,648      435,953,764
      Net (loss) income for the period                                                2,324,840        7,258,826
      Subsidiary development stage deficit (less)                                       384,731                -

                                                                                 --------------   --------------
       TOTAL SHAREHOLDERS' EQUITY                                                 1,314,250,171    1,300,630,652
                                                                                 --------------   --------------

                                                                                 --------------   --------------
TOTAL LIABIABILITIES AND SHAREHOLDERS' EQUity                                     3,043,126,770    2,710,794,907
                                                                                 ==============   ==============

    The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
            FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2003 (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31, 2003)

                                                                             2002            2003
                                                                         -------------   -------------
OPERATING RESULTS:                                                          ThCh$            ThCh$
Operating revenues                                                         216,481,005     198,875,721
Operating costs (less)                                                     148,261,791     134,345,996
                                                                         =============   =============
Gross profit                                                   (21a)        68,219,214      64,529,725

Administrative and selling expenses  (less)                                 34,189,974      31,656,010
                                                                         =============   =============
OPERATING RESULTS                                                           34,029,240      32,873,715

NON-OPERATING RESULTS:

Financial income                                                             3,487,543       2,281,075
Net income from investments in related companies               (10)             95,975         190,471
Other non-operating income                                    (21 b)         2,130,918       1,790,159
Loss from investments in related companies (less)              (10)             82,326          37,862
Amortization of goodwill (less)                               (11 a)         3,854,344       3,726,644
Financial expenses (less)                                                   19,924,071      17,217,339
Other non-operating expenses (less)                           (21 c)         3,445,704       1,794,907
Price-level restatement                                        (22)         (1,642,053)      2,043,302
Exchange differences                                           (23)         (2,433,745)         45,451

                                                                         =============   =============
NON-OPERATING LOSS, NET                                                    (25,667,807)    (16,426,294)
                                                                         =============   =============

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                             8,361,433      16,447,421

Income taxes                                                  (7 c)         (5,793,524)     (9,173,146)

CONSOLIDATED INCOME                                                          2,567,909       7,274,275

Minority interest                                              (19)           (332,361)        (15,449)

Amortization of negative goodwill                             (11b)             89,292               -
                                                                         =============   =============

NET INCOME FOR THE PERIOD                                                    2,324,840       7,258,826
                                                                         =============   =============

    The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2003 (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31, 2003)

                                                                    2002             2003
                                                                --------------   --------------
                                                                   ThCh$            ThCh$
NET CASH FLOWS
 FROM OPERATING ACTIVITIES                                          70,663,789       69,336,969

Net income for the period                                            2,324,840        7,258,826

Result on sales of assets :                                         -1,952,098           47,511

 Loss on sales of property, plant and equipment                        124,960           47,511
 Gain on sales of investments                                       -2,082,511                -
 Loss on sales of investments                                            5,453                -

Charges (debits) to income that do not represent
 cash flows :                                                       76,790,176       82,304,518

 Depreciation for the period                                        65,988,724       65,731,886
 Amortization of intangibles                                           195,318          415,751
 Provisions and write offs                                           4,700,969        7,058,214
 Net income from investments
   in related companies                                                -95,975         -190,471
 Loss from investments in related companies                             82,326           37,862
 Amortization of goodwill                                            3,854,344        3,726,644
 Amortization of negative goodwill                                     -89,292                -
 Price-level restatement                                             1,642,053       -2,043,302
 Exchange differences                                                2,433,745          -45,451
 Other credits to income that do not represent
   cash flows                                                      -13,813,921       -4,902,919
 Other debits to income that do not represent
   cash flows                                                       11,891,885       12,516,304

Changes in operating assets
 (increase) decrease                                                22,918,228       11,444,947

 Trade accounts receivable                                          12,603,931      -10,236,672
 Inventories                                                        -2,054,359        1,608,313
 Other assets                                                       12,368,656       20,073,306

Changes in operating liabilities
 Increase (decrease)                                               -29,749,718      -31,734,282

 Accounts payable related to
   operating activities                                            -34,176,196      -26,050,779
 Interest payable                                                   -4,295,548       -5,382,791
 Income taxes payable (net)                                         13,799,978         -582,425
 Other accounts payable related to non-operating
   activities                                                       -3,016,943       -2,593,608
 V.A.T. and other similar taxes payable                             -2,061,009        2,875,321

Minority interest                                                      332,361           15,449

    The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2003 (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31, 2003)


                                                                     2002             2003
                                                                --------------   --------------
                                                                    ThCh$             ThCh$
NET CASH USED IN
FINANCING ACTIVITIES                                               -39,711,026      -14,968,141

     Proceeds from loans                                                 2,727                -
     Other sources of financing                                         28,067                -
     Loans paid ( less )                                           -37,198,003       -4,006,970
     Obligations with the public paid ( less )                      -2,527,456      -10,961,171
     Other financing disbursments ( less )                             -16,361                -

NET CASH PROVIDED BY (USED IN)
INVESTMENT ACTIVITIES                                                  211,327      -28,956,213

     Sales of property, plant and equipment                            290,362                -
     Sales of permanent investments                                  5,731,642                -
     Sales of other investments                                     10,774,939                -
     Other investment income                                                 -          225,797
     Acquisition of property, plant and equipment ( less )         -10,317,944      -14,514,331
     Payment of capitalized interest ( less )                       -1,532,189                -
     Permanent investments ( less )                                 -3,034,268                -
     Investments in financial instruments ( less )                    -321,754      -14,312,230
     Documented loans to
        related companies ( less )                                    -262,615                -
     Other investment activities ( less )                           -1,116,846         -355,449

NET CASH FLOWS FOR THE PERIOD                                       31,164,090       25,412,615

EFFECT OF INFLATION ON CASH
    AND CASH EQUIVALENTS                                               333,477         -143,739

NET INCREASE OF CASH
    AND CASH EQUIVALENTS                                            31,497,567       25,268,876

CASH AND CASH EQUIVALENTS AT
   BEGINNING OF PERIOD                                              87,319,310       21,138,360

CASH AND CASH EQUIVALENTS AT
    END OF PERIOD                                                  118,816,877       46,407,236

    The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
       (Translation of financial statements originally issued in Spanish)

                                   ----------

1.       Composition of Consolidated Group and Registration in the Securities
         Registry:

         a) Compania de Telecomunicaciones de Chile S.A. (Telefonica CTC Chile) is a public corporation registered in the Securities Registry under No. 009 and therefore is subject to oversight by the Chilean Superintendency of Securities and Insurance.

         b)       Subsidiaries registered in the Securities Registry:

         As of March 31, 2003 the following subsidiaries of the consolidated group are registered with the Securities Registry:

                                                                                              Participation
                                                                                           (direct & indirect)
                                                                                           -------------------
                                                           TAXPAYER         Number                    %
                  SUBSIDIARIES                                No         Inscription        2002         2003
-------------------------------------------------------  ------------    -----------        ----         ----
CTC Transmisiones Regionales S.A.(188 Mundo Telefonica)  96.551.670-0            456         99.16        99.16
Globus 120 S.A.                                          96.887.420-9            694         99.99        99.99

2.       Significant Accounting Principles:

         (a)      Accounting period:
                  The interim consolidated financial statements cover the three-month periods ended as of March 31, 2003 and 2002.

         (b)      Basis of preparation:
                  These interim consolidated financial statements (hereafter, the interim financial statements) have been prepared in accordance with generally accepted accounting principles in Chile and standards set forth by the Chilean Superintendency of Securities and Insurance.

                  In case of discrepancies between generally accepted accounting principles issued by the Chilean Accountants Association and the standards set forth by the Chilean Superintendency of Securities and Insurance, for the Company, the standards of the Superintendency shall prevail over the former.

                  The interim consolidated financial statements of the Company as of June 30 and December 31 of each year are prepared in order to be reviewed and audited respectively in accordance with current legal requirements. The Company has voluntarily adopted the practice of submitting the quarterly financial statements as of March and September to a review of the interim financial information in accordance with standards established for this type of review, as described in generally accepted auditing standard No. 45, Section No. 722, issued by the Chilean Accountants Association.

         (c)      Basis of preparation:
                  Certain reclassifications have been made to the 2002 financial statements for comparative purposes.

                  The interim 2002 consolidated financial statements and their notes have been restated off-the-books by 3.9% in order to allow comparison with the 2003 financial statements.

         (d)      Basis of consolidation:
                  These interim consolidated financial statements include assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant transactions involving assets, liabilities, income and cash flows between consolidated companies have been eliminated and the participation of minority interests has been reflected and is presented under Minority Interest (see Note 19).

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

2.       Significant Accounting Principles, continued:

         Companies included in consolidation:

         As of March 31, 2003 the consolidated group (The Company) is composed of Compania de Telecomunicaciones de Chile S.A. and the following subsidiaries:

                                                                                     Participation Percentage
  TAXPAYER                                                                    --------------------------------------
     NO.                         Company Name                                  2002                2003
                                                                              Total    Direct    Indirect     Total
------------   --------------------------------------------------------       ------   ------    --------    -------
79.727.230-2   CTC Isapre S.A.                                                 99.99    99.99           -      99.99
96.545.500-0   CTC Equipos y Servicios de Telecomunicaciones S.A.              99.99    99.99           -      99.99
96.551.670-0   CTC Transmisiones Regionales S.A.(188 Mundo Telefonica)         99.16    99.16           -      99.16
96.961.230-5   Telefonica Gestion de Servicios Compartidos Chile S.A.          99.99    99.90        0.09      99.99
96.786.140-5   Telefonica Movil S.A.                                           99.99    99.99           -      99.99
74.944.200-k   Fundacion Telefonica Chile                                      50.00    50.00           -      50.00
96.887.420-9   Globus 120 S.A.                                                 99.99    99.99           -      99.99
96.919.660-3   Telemergencia S.A.                                              99.99    99.67        0.32      99.99
  Foreign      CTC Internacional S.A.    (4)                                  100.00        -           -          -
90.430.000-4   Telefonica Empresas CTC Chile S.A.                              99.99    99.99           -      99.99
96.811.570-7      Administradora de Telepeajes de Chile S.A.                   79.99        -       79.99      79.99
90.184.000-8      Comunicaciones Mundiales S.A.                                99.65        -       99.66      99.66
96.700.900-8      Telefonica Data Chile S.A.      (5)                          99.99        -           -          -
96.833.930-3          Comunicaciones Empresariales S.A.      (3)               99.99        -           -          -
78.703.410-1      Tecnonautica S.A.                                            99.99        -       99.99      99.99
96.893.540-2          Infochile S.A.                                           99.99        -       99.99      99.99
96.934.950-7          Portal de Pagos e Informacion S.A.                       99.99        -       99.99      99.99
96.834.320-3      Infoera S.A.                                                 99.99        -       99.99      99.99
96.720.710-1      Invercom S.A.    (1)                                         99.99        -           -          -
88.269.200-0          Comunicaciones Intercom S.A.    (1)                      99.99        -           -          -
83.628.100-4      Sociedad Nacional de Procesamiento de Datos S.A.
                      (Sonda S.A.)     (2)                                     59.99        -           -          -
95.191.000-7          Logica S.A.                                              52.78        -           -          -
78.072.130-8          Servicios Educacionales Sonda Ltda.                      40.03        -           -          -
96.590.960-5          Tecnopolis S.A.                                          59.99        -           -          -
78.214.420-0          Sonda Integracion Ltda.                                  59.99        -           -          -
78.249.750-2          Sonda  Sistemas Gestion Ltda.                            59.98        -           -          -
78.534.270-4          Sonda Bancos S.A.                                        52.79        -           -          -
96.803.810-9          Factoring General  S.A.                                  58.23        -           -          -
96.527.020-5          Infopyme S.A.                                            59.39        -           -          -
78.472.500-6          Soporte Tecnico Ltda.                                    52.78        -           -          -
96.667.990-5          Inversiones y Asesorias Integral S.A.                    52.74        -           -          -
96.572.460-5          Asicom Internacional S.A.                                30.73        -           -          -
96.858.720-k          Administradora de Activos Financieros S.A.               48.00        -           -          -
  Foreign             Setco S.A. (Uruguay)                                     29.99        -           -          -
  Foreign             Sonda del Peru. S.A.                                     59.99        -           -          -
  Foreign             Sonda Guatemala S.A.                                     30.59        -           -          -
  Foreign             Sonda Venezuela.                                         59.99        -           -          -
  Foreign             Westham S.A. de C.V. (Mexico)                            59.99        -           -          -
  Foreign             Microcomputacion S.A.                                    59.99        -           -          -

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

2.       Significant Accounting Principles, continued:

         (d)      Basis of consolidation, continued:

         Companies included in consolidation, continued:

                                                                                     Participation Percentage
                                                                              --------------------------------------
     RUT                         Company Name                                  2002               2003
                                                                               Total   Direct    Indirect     Total
------------   --------------------------------------------------------       ------   ------    --------     ------
  Foreign             Sonda  Colombia                                          59.99        -           -          -
  Foreign             Sonda Computacion S.A.(Argentina)                        59.99        -           -          -
  Foreign             Westham Trade Corp.                                      59.99        -           -          -
  Foreign             Sonda  Uruguay S.A.                                      59.99        -           -          -
  Foreign             Sonda del Ecuador Ecuasonda S.A.                         59.99        -           -          -
79.900.420-8          BAC Servicios Computacionales Ltda.                      30.05        -           -          -
78.707.040-k          BAC Consultores Ltda.                                    30.05        -           -          -
  Foreign             BAC Ecuador                                              44.58        -           -          -
  Foreign             BAC Peru                                                 47.33        -           -          -
  Foreign             BAC Paraguay                                             25.55        -           -          -
  Foreign             BAC Uruguay                                              30.05        -           -          -
  Foreign             BAC Bolivia                                              27.05        -           -          -
  Foreign             BAC financiero S.A.                                      29.40        -           -          -
  Foreign             Sonda Do Brasil Ltda. (ex Condec)                        50.99        -           -          -
  Foreign             Softtek Tec Aplicaciones Integrales                      29.99        -           -          -
  Foreign             Integracion Global de Procesos S.A.
                       (Peru)                                                  52.78        -           -          -
98.001.500-9          Inversiones Columba                                      41.96        -           -          -

         1) The Extraordinary Shareholders' Meeting of Telefonica Empresas CTC Chile, held in May 2002, approved the incorporation by absorption of the subsidiaries Invercom S.A. and Comunicaciones Intercom S.A

         2) As of March 31, 2003, since Telefonica CTC Chile no longer had a majority participation nor control over the administration of Sonda, only 35% of Sonda's net income has been recognized as equity value in its financial statements. Consolidation with that Company was performed until August 31, 2002.

         3) The Extraordinary Shareholders' Meeting of Telefonica Data Chile S.A., held in November 2002, approved the incorporation by absorption of the subsidiary Comunicaciones Empresariales S.A.

         4) The board of directors' meeting of CTC International S.A., held in December 2002, approved the liquidation of this company.

         5) The Extraordinary Shareholders' Meeting of Telefonica Empresas CTC Chile S.A., held on January 28, 2003, approved the merger by incorporation of the subsidiary Telefonica Data Chile S.A., increasing the capital of Telefonica Empresas CTC Chile S.A. by ThCh$ 414 equivalent to the issuance of 2,878 shares.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

2.       Significant Accounting Principles, continued:

         (d)      Basis of consolidation, continued:

                  During September 2002, Telefonica CTC Chile sold and transferred 25% ownership of Sonda S.A. to Inversiones Pacifico Limitada and Inversiones Santa Isabel Limitada, companies associated with Mr. Andres Navarro H. This transaction caused the purchasing companies to disburse ThCh$ 27,920,701 (historical), generating a net loss, in the amount of ThCh$ 1,136,160, due to extraordinary proportional amortization of goodwill in relation to the percentage sold and to the difference between the book value of the investment and the amount received. After completing this operation, Telefonica CTC Chile through its subsidiary Telefonica Empresas CTC Chile S.A., holds 35% owner ship of that company.

                  Additionally, on September 26, 2002, Telefonica Empresas signed an agreement with Inversiones Santa Isabel Limitada, which grants it a sales option for 35% of Sonda, which it can exercise between July 16 and 25 2005, at investment book value as of June 30, 2005, plus a premium of UF 142,021, with a minimum value of UF 2,048,885. This minimum value has been guaranteed by Inversiones Santa Isabel Limitada to Telefonica Empresas through issuance of performance bonds (see Note 28b).

                  Should Telefonica Empresas decide not to exercise the sales option between July 26 and August 5, 2005 Inversiones Santa Isabel Limitada has a purchase option for the same 35% of Sonda, under the same conditions mentioned above.

                  Santa Isabel can exercise its purchase option in advance between July 26 and July 31, 2003, at the book value on June 30, 2003 plus a premium of UF 96,000, with a minimum price of UF 1,983,185, or between July 26 and July 31, 2004, at the book value as of June 30, 2004 plus a premium of UF 119,000, with a minimum price of UF 2,003,260.

                  Telefonica CTC Chile will continue to amortize goodwill for its remaining 35% holding in Sonda. Goodwill to be amortized is ThCh$ 10,688,415 (see Note 11a) as of March 31, 2003. It is being amortized discounting the premium of UF 142,021, over a period of 34 months starting as of September 2002.

                  Given the conditions contemplated in the contract, recovery of the equity value of this investment is completely assured, while recovery of goodwill will depend on the future net income of Sonda S.A. The Company has made no provision to cover the eventual loss in the recovery of goodwill, since it is estimated that the future net income of Sonda S.A. will be sufficient to cover amortization of the mentioned goodwill.

                  Those subsidiaries in which there was indirect participation of less than 50% as of March 31, 2002, were consolidated by their Parent Company, Sonda S.A., in which the Company participated with a percentage exceeding 50%.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

2.       Significant Accounting Principles, continued:

         (e)      Time deposits:

                  Time deposits are presented at the value of the invested capital plus readjustments, if applicable, and accrued interest as of period end.

         (f)      Price-level restatement:

                  The interim consolidated financial statements have been price-level restated using price-level restatement methodology in accordance with generally accepted accounting principles in Chile, in order to reflect the variation of the currency's purchasing power during both periods. The accumulated variation in the CPI as of March 31, 2003 and 2002, for beginning balances was 0.5% and -0.4%, respectively.

         (g)      Basis of conversion:

                  Assets and liabilities in US$ (United States dollars), Euros, UF (Unidad de Fomento) and Pound (Sterling Pound), have been translated into Chilean pesos at the exchange rates at each period closing date:

                         YEAR      US$     EURO      LIB       UF
                         ----    ------   -------  -------  ---------
                         2002    655.90   570.943  934.867  16,197.66
                         2003    731.56   797.340        -  16,783.60

                  The exchange differences are charged or credited to income for the period.

         (h)      Marketable securities:

                  Fixed income securities are carried at their price-level restated purchase price plus accrued interest as of closing date of each period, based on the real interest rate determined on the purchase date or their market value, whichever is less.

                  Investments in mutual funds units are carried at the value of the unit at each periods closing date. Investment in shares are presented at their price-level restated cost or market value, whichever is less.

         (i)      Inventories:

                  Equipment destined for sale is carried at price-level restated purchase or development cost or market value, whichever is less.

                  Inventories estimated to be used during the next twelve months are classified as current assets and their cost is price-level restated. Obsolescence provision has been determined on the basis of a study of materials with slow turnover.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

2.       Significant Accounting Principles, continued:

         (j)      Subsidies on sale of cellular telephones:

                  Represents the difference between the cost at which the cellular equipment is acquired from suppliers and their resale value to customers.

                  As January 1, 2001 the amounts for equipment with prepayment plans are charged to income at the time they are sold. For equipment with a contract, starting April 1, 2001 this has been commercialized as being on loan (commodate), a legal figure in which the equipment is given to subscribes to use free of charge. The purchase cost of this equipment is capitalized as property, plant and equipment (subscriber equipment), and is depreciated over a period of 24 as of the date the contract.

                  As of June 1, 2002, a customer loyalty policy implemented, consists in replacing equipment related to contracts that are more than 18 months old. Based on the above, depreciation provisions established for probable early write-off of equipment.

         (k)      Allowance for doubtful accounts:

                  Differentiated percentages are applied when calculating the allowance for doubtful accounts, taking into account age factors and eventual collections management factors until 100% is reached for debts over 120 days and 180 days for large customers (corporations).

         (l)      Property, plant and equipment:

                  Property, plant and equipment is presented at price-level restated purchase and/or construction cost.

                  Property, plant and equipment purchased until December 31, 1979 are presented at appraisal value, as stipulated in
                  Article 140 of D.F.L. No. 4, and those acquired after that date are carried at purchase value, except for those assets that are presented at their appraisal value recorded as of June 30, 1986, in accordance with Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance. All these values have been price-level restated.

                  Until December 31, 2002, works in progress included the real financial cost of the loans relating to their financing, originated during the construction stage and which could have been avoided had these disbursements not been made. Based on the above financial cost has been capitalized for ThCh $ 2,890,201 in 2002.

                  As described in Note 3, as of January 1, 2003 the Company decided not to capitalize the real financial cost of loans in the cost of construction and/or acquisition of property, plant and equipment.

         (m)      Depreciation:

                  Depreciation has been calculated and recorded based on the values stated above, by applying set factors determined on the basis of the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.16%.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

2.       Significant Accounting Principles, continued:

         (n)      Leased assets:

                  i) Leased assets with a purchase option.
                  Leased assets with a purchase option, whose contracts have the characteristics of a financial lease, are carried in a manner similar to the purchase of property, plant and equipment, recording the full obligation and interest on an accrual basis. The Company does not legally own those assets and as long as it does not exercise the purchase option, it cannot freely dispose of them.

         (n)      Investments in related companies:

                  These investments are carried under the equity method, recognizing their income on an accrual basis. Foreign investments have been valued following Technical Bulletin No.
                  64. Those investments are controlled in dollars, since they are in countries considered unstable under said Bulletin, and their activities are not an extension of the operations of the Parent Company.

         (o)      Goodwill and negative goodwill:

                  Goodwill and negative goodwill are differences arising upon adjustment of the investment cost, at the time of adopting the equity method or when making a new purchase. The goodwill and negative goodwill amortization period has been determined taking into consideration aspects such as the nature and characteristics of the business and the estimated period for return of the investment. Goodwill arising on foreign investments is controlled in US dollars (the same currency in which the investment is controlled), as per Technical Bulletin No. 64 of the Chilean Accountants Association (see Note 11).

         (p)      Transactions with resale or repurchase agreements:

                  Purchases of financial instruments with resale agreements are recorded as a fixed rate placement and classified in Other Current Assets.

                  Financial instrument sales with repurchase agreements are recorded in a manner similar to that when obtaining a loan with investments as guarantees and are shown in Other Current Liabilities.

         (q)      Obligations with the public:

                  Obligations from bond issuance are presented in liabilities at the par value of the subscribed bonds. The difference between the par value and placement value, determined on the basis of real interest originated in the transaction is deferred and amortized during the term of the respective bond (see Note
                  16).

                  Direct costs related to bond placement are capitalized and amortized using the straight-line method over the term of the respective bond.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

2.       Significant Accounting Principles, continued:

         (r)      Income tax and deferred income tax:

                  Income tax is calculated on the basis of taxable net income for tax purposes. Deferred taxes arising from all temporary differences, tax benefits for tax losses, and other events that create differences between the tax base of assets and liabilities and their accounting basis are recorded in accordance with Technical Bulletins Nos. 60, 68, 69 and 73 issued by the Chilean Accountants Association and in accordance with Circular 1,466 dated January 27, 2000 issued by the Superintendency of Securities and Insurance.

                  On September 28, 2001 Law No. 19753 was published, increasing the corporate income tax rate to 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereafter. As of March 31 of each year, the accumulated balances of temporary differences include the increased income tax rate. Deferred income taxes arising due to the increase in the income tax rate are recorded in accordance with Technical Bulletin No. 71 issued by the Chilean Accountants Association. (see Note 7).

         (s)      Staff severance indemnities:

                  The Company's staff severance indemnities obligation is accrued applying the net present value method to accrued benefit using an annual discount rate of 7%, considering a future permanence until the retirement date of each employee (see Note 18).

                  Expenses for past services rendered by employees resulting from changes in the actuarial base, are capitalized and amortized over the average length of future permanence of the employees.

         (t)      Operating revenues:

                  The Company's revenues are recorded on the accrual basis in accordance with generally accepted accounting principles in Chile. Since invoices are issued on dates other than accounting cut-off dates, as of the date of preparation of these financial statements, services rendered and not invoiced have been accrued, and determined on the basis of the contracts and traffic at the current period's prices and conditions. Amounts for this concept are shown in Trade Accounts Receivable.

                  Revenues from information services are recorded under the following conditions: sale of hardware and licenses is recorded when the equipment and/or software is delivered, and in the case of revenues from projects, these are recorded according to the progress payments reports by the customers and which consider the degree of completion of the respective projects.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

2.       Significant Accounting Principles, continued:

         (u)      Foreign currency futures contracts:

                  The Company has entered into foreign currency futures contracts, representing a hedge against changes in the exchange rate of its obligations in foreign currency.

                  These instruments are valued in accordance with Technical Bulletin No. 57 issued by the Chilean Accountants Association.

                  The rights acquired and obligations incurred are detailed in
                  Note 26. The balance sheet only reflects the net right or obligation as of year-end, classified according to the maturity date of each of the contracts, in Other Current Assets or Other Creditors, as applicable. The contract's implicit insurance premium is deferred and amortized using the straight-line method over the term of the contract.

         (v)      Interest rate coverage:

                  Loan interest covered by interest rate swaps is recorded recognizing the effect of the contracts on the interest rate established in the loans. Rights and obligations for this concept are shown in Other Current Assets or in Other Creditors, as applicable (see Note 26).

         (w)      Computer software:

                  Software purchase cost is deferred and amortized using the straight-line method over a four-year period. Development costs of commercialized software are amortized over a period of five years.

         (x)      Research and development expenses:

                  Research and development expenses are charged to income in the period in which they are incurred. Such expenses have not been significant in the period.

         (y)      Accumulated deficit in development period of subsidiaries:

                  In accordance with Circular No. 981 of the Superintendency of Securities and Insurance, the Company has included all disbursements or obligations arising during the development and start up stage of its subsidiaries and which are not assignable to the cost of tangible or nominal assets. This deficit has been absorbed by net income earned by the Company during operations.

         (z)      Accumulated adjustment for conversion differences:

                  The Company recognizes the difference between the variation in the exchange rate and the consumer price index arising on the price-level restatement of its investments abroad, controlled in US dollars, as well as adjustments for translation differences arising from subsidiaries and related companies that have been recognized for their foreign investments. The balance in this account is credited (charged) to income in the same period in which the gain or loss on the complete or partial disposal of these investments is recognized.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

2.       Significant Accounting Principles, continued:

         (aa)     Statement of cash flows:

                  For the purposes of preparing the Statement of Cash Flows in accordance with Technical Bulletin No. 50 issued by the Chilean Accountants Association and with Circular No. 1,312 issued by the Chilean Superintendency of Securities and Insurance, the Company considers mutual funds, resale agreements and time deposits maturing in less than 90 days as cash and cash equivalents.

                  Cash flows related to the Company's line of business and those not defined as from investment or financing activities are included in "Cash Flows from Operating Activities".

         (ab)     Correspondents:

                  The Company has current agreements with foreign correspondents, in which the conditions that regulate international traffic are set, charged or paid according to net traffic exchanges (imbalance) and to the rates set in each agreement.

                  This exchange is accounted for on an accrual basis, recognizing the costs and income in the period in which they are produced, recording the net balances receivable or payable of each correspondent in "Trade Accounts Receivable" or "Accounts Payable" as applicable.

         (ac)     Intangibles
                  i)       Underwater cable rights:
                  Underwater cable rights are rights acquired by the Company for the use of the underwater cable's transmission capacity. These are amortized over the respective contract term, with a maximum of 25 years.

                  ii)      Licenses (software):
                  Software licenses are carried at price-level restated purchase cost. Amortization is calculated using the straight-line method considering the periods in which the license will provide benefits, which does not exceed 4 years.

                  iii)     License for the use of radioelectric space:
                  Corresponds to the cost incurred in obtaining licenses for the use of wireless. They are shown at price-level restated value and are amortized over the concession period (30 years from publication of the decrees covering the respective licenses in the "Diario Oficial").

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

3.       Accounting Changes:

         a)       Property, plant and equipment financing cost:
                  As of January 2003, the Company changed the criteria for capitalizing the real financing costs of the loans related to financing the property, plant and equipment works in progress. This change has meant recognizing a higher charge to income for the period, of approximately ThCh$ 1,100,000, in comparison to 2002.

         b)       Change in the reporting entity:
                  At March 31, 2003, since Telefonica CTC Chile does not have a majority holding in Sonda S.A., it has recorded its 35% interest in Sonda under the equity method. Sonda's financial statements were consolidated until August 31, 2002.

         As of March 31, 2002 this investment was shown consolidated line by line, with the balance sheet of Sonda S.A. at that time was as follows:

                                           2002                                                         2002
              Assets                       ThCh$                      Liabilities                       ThCh$
------------------------------------    ------------    ----------------------------------------    -------------
Current Assets                            62,107,706    Current Liabilities                            18,250,330
Property, Plant and Equipment             33,039,535    Long-term Liabilities                           7,126,634
Other Assets                              17,870,114    Shareholders' Equity                           87,640,391
------------------------------------    ------------    ----------------------------------------    -------------
Total Assets                             113,017,355    Total Liabilities & Shareholders' Equity      113,017,355
------------------------------------    ------------    ----------------------------------------    -------------

         For a comparative analysis of the figures, a consolidated statement of income is presented, assuming that for the three month period ended March 31, 2002, the investment in Sonda S.A. was recorded using only the equity method.

                                                   Jan-Mar        Jan-Mar                 Variation
                                                    2002            2003        ----------------------------
                                                    ThCh$          ThCh$           ThCh$               %
                                                ------------    ------------    ------------    ------------
Operating revenues                               192,651,082     198,875,721       6,224,639             3.2
 Operating costs                                (159,070,302)   (166,002,006)     (6,931,704)            4.4
   Salaries and employee benefits                (14,539,821)    (12,943,915)       1,595,906          -11.0
   Depreciation                                  (63,220,405)    (64,902,367)     (1,681,962)            2.7
   Goods and services                            (49,099,801)    (56,499,714)     (7,399,913)           15.1
   Administrative and selling expenses           (32,210,275)    (31,656,010)        554,265            -1.7
                                                ------------    ------------    ------------    ------------
Operating Income                                  33,580,780      32,873,715        (707,065)           -2.1
Operating Income                                        17.4%           16.5%
EBITDA                                                  50.2%           49.2%
   Financial income                                2,826,747       2,281,075        (545,672)          -19.3
   Income from investments in related                353,696         152,609        (201,087)          -56.9
      companies
   Amortization of goodwill                       (3,707,436)     (3,726,644)        (19,208)            0.5
   Financial expenses                            (19,007,384)    (17,217,339)      1,790,045            -9.4
   Other income and expenses                      (3,581,589)         (4,748)      3,576,841           -99.9
   Price-level restatement                        (2,766,580)      2,088,753       4,855,333            C.S.
                                                ------------    ------------    ------------    ------------
Non-operating income (loss)                      (25,882,546)    (16,426,294)      9,456,252           -36.5
Net income before taxes and minority interest      7,698,234      16,447,421       8,749,187           113.7
   Income tax                                     (5,335,913)     (9,173,146)     (3,837,233)           71.9
   Minority interest                                 (37,481)        (15,449)         22,032           -58.8
                                                ------------    ------------    ------------    ------------
Net income (loss) for the period                   2,324,840       7,258,826       4,933,986           212.2
                                                ============    ============    ============    ============

         c)       Change in estimate:

         As of March 31, 2003, the Company accelerated the amortization of goodwill in the subsidiaries Tecnonautica S.A. and Infoera S.A. recognizing a higher charge to income for the period of ThCh $ 33,782, reducing the remaining amortization period for such goodwill from 17 to 8 years.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

4.       Marketable Securities:

         The balance of marketable securities is as follows:

                                                    2002            2003
                                                    ThCh$           ThCh$
                                                ------------    ------------
Shares                                            15,941,247      10,927,639
Publicly offered promissory notes                 28,172,807      80,955,144
Mutual fund units                                  4,181,645         269,902
Others                                                10,880          10,370
                                                ------------    ------------
Total Marketable Securities                       48,306,579      92,163,055
                                                ============    ============

Shares

                                                                             Market Quote
                           Company              Number of       Interest       per share     Market Value  Restated Cost
 Taxpayer No.                Name                 Shares            %            ThCh$         ThCh$           ThCh$
--------------   ---------------------------   ------------   ------------   ------------   -------------  -------------
   Foreign       Terra Networks S.A.              2,984,986            1.1%        3,5083     10,472,227      24,037,331
   Foreign       New Skies Satellites                 5,198          0.057%        5,5232         28,710         251,104
   Foreign       Intelsat                           288,065          0.057%             -              -         426,702
---------------------------------------------------------------------------------------------------------  -------------
                                           Value of investment portfolios                     10,500,937      24,715,137
                                                     Adjustment provision                                    (13,787,498)
                                       Book value of investment portfolio                                     10,927,639
---------------------------------------------------------------------------------------------------------  -------------

Publicly offered promissory notes (Fixed Income)

                                                   Valor              Book Value               Market
                             Date                   Par         Amount                          Value       Provision
  Instrument       Purchase       Maturity         ThCh$         ThCh$           Rate           ThCh$         ThCh$
--------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
     PRD          26-Dec-2002    01-Oct-2005     12,051,298     12,673,009           6.00     12,673,009              -
     PRD          26-Dec-2002    01-Sep-2005      1,497,273      1,574,225           6.00      1,574,225              -
     PRD          26-Dec-2002    01-Dec-2005     11,188,058     11,782,169           6.00     11,782,169              -
                                    Subtotal     24,736,629     26,029,403              -     26,029,403
     Zero         26-Dec-2002    01-Jul-2004      7,144,384      7,393,539           5.40      7,393,539              -
     Zero         26-Dec-2002    01-Oct-2005      4,180,568      4,326,071           5.10      4,326,071              -
     Zero         26-Dec-2002    01-Nov-2005     12,399,425     13,035,436           5.90     13,035,436              -
     Zero         26-Dec-2002    01-Dec-2005     15,696,142     16,503,239           5.90     16,503,239              -
                                    Subtotal     39,420,519     41,258,285              -     41,258,285
     BCD          20-Jan-2003    01-Sep-2007      4,407,398      4,472,919           5.00      4,472,919              -
     BCD          20-Jan-2003    01-Jan-2008      8,885,748      9,194,537           5.00      9,194,537              -
                                    Subtotal     13,293,146     13,667,456              -     13,667,456
                                               ------------   ------------   ------------   ------------   ------------
                    Total                        77,450,294     80,955,144              -     80,955,144
                                               ------------   ------------   ------------   ------------   ------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

5.       Short and long-term receivables:

         The detail of short and long-term receivables is as follows:

                                                                Current
                                ------------------------------------------------------------------------
                                         Up to 90 days            Over 90 up to 1 year        Subtotal
                                ------------------------------------------------------------------------
                                    2002           2003           2002          2003           2003
         Description                ThCh$          ThCh$          ThCh$         ThCh$          ThCh$
------------------------------  ------------   ------------   ------------   ------------   ------------
Trade accounts receivable        298,144,170    290,311,041     15,751,031      9,017,044    299,328,085
    Standard telephony service   136,522,965    170,153,455      9,111,266      7,731,204    177,884,659
    Long distance                 76,894,260     51,171,988              -              -     51,171,988
    Mobile                        49,704,459     43,075,075              -              -     43,075,075
    Communications companies      20,563,208     22,592,717      5,519,471      1,285,840     23,878,557
    Information service            4,527,719              -        419,955              -              -
    Others                         9,931,559      3,317,806        700,339              -      3,317,806
Allowance for doubtful
  accounts                       (62,234,451)   (85,232,215)    (5,695,346)    (3,865,602)   (89,097,817)
Notes receivable                  14,286,394     12,868,410        799,086        352,498     13,220,908
Allowance for doubtful notes      (8,085,538)    (6,933,253)      (256,204)             -     (6,933,253)
Miscellaneous accounts
  receivable                      17,430,006     13,505,079     13,999,424      5,933,132     19,438,211
Allowance for doubtful
  accounts                                 -              -              -              -              -
--------------------------------------------------------------------------------------------------------

                                                        Current
                                ---------------------------------------------------------
                                                    Total Current (net)
                                ---------------------------------------------------------            Long-term
                                            2002                          2003                 2002            2003
         Description               ThCh$           %             ThCh$            %            ThCh$           ThCh$
------------------------------  ------------   ------------   ------------   ------------   ------------   ------------
Trade accounts receivable        245,965,404          100.0    210,230,268          100.0      8,166,498      5,806,090
    Standard telephony service   107,804,697          43.83    110,830,605          52.72      8,166,498      5,806,090
    Long distance                 69,210,676          28.14     47,287,771          22.49              -              -
    Mobile                        33,114,790          13.46     28,032,540          13.33              -              -
    Communications companies      24,646,302          10.02     20,925,451           9.96              -              -
    Information service            4,746,554           1.93              -           0.00              -              -
    Others                         6,442,385           2.62      3,153,901           1.50              -              -
Allowance for doubtful
  accounts                                 -                             -                             -              -
Notes receivable                   6,743,738                     6,287,655                             -              -
Allowance for doubtful notes               -                             -                             -              -
Miscellaneous accounts
  receivable                      31,429,430                    19,438,211                    32,376,055     30,625,838
Allowance for doubtful
  accounts                                 -                             -                             -              -
-----------------------------------------------------------------------------------------------------------------------
                                                        Total long-term receivables           40,542,553     36,431,928
                                                                                            ============   ============

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

6.       Balances and transactions with related companies:

         a)       Notes and Accounts Receivable

                                                                       Short-term                   Long-term
                                                              ---------------------------   ----------------------------
                                                                  2002           2003           2002          2003
                                                              ------------   ------------   ------------   -------------
  Tax No.                      Company                            ThCh$          ThCh$          ThCh$         ThCh$
------------     -----------------------------------------    ------------   ------------   ------------   -------------
Foreign          Telefonica procesos Tec. de Informacion                 -     11,991,683              -               -
93.541.000-2     Impresora y Comercial Publiguias S.A.           1,023,524      2,990,036              -               -
83.628.100-4     Sonda S.A.                                              -      2,093,143              -               -
96.834.230-4     Terra Networks Chile S.A.                       2,707,547      1,133,776              -               -
96.910.730-9     Emergia Chile S.A.                              1,277,513        953,603              -               -
Foreign          Telefonica Espana                                 755,749        952,492              -               -
96.545.480-2     CTC Marketing e Inform S.A. (Nexcom S.A.)               -        357,631              -               -
96.895.220-k     Atento Chile S.A                                  935,474        213,469              -               -
Foreign          Telefonica Data Espana                                  -        180,845              -               -
59.083.900-0     Telef.Ing de Seguridad                                  -          6,895              -               -
Foreign          Terra Networks Espana                             146,928          6,162              -               -
59.083.900-0     Telefonica Mobile Solutions Chile S.A.                  -          5,835              -               -
78.868.230-1     Atento Educacion                                        -             21              -               -
96.894.490-8     Puerto Norte                                       15,590              -              -               -
Foreign          SBS Ltda.                                         543,084              -              -               -
Foreign          Sonda Beanscope Chile S.A.                            793              -              -               -
Foreign          Datadec                                            49,835              -              -               -
94.071.000-6     Orden S.A.                                         76,355              -              -               -
96.768.410-4     Payroll                                             5,475              -              -               -
96.571.690-4     Servibanca                                            919              -              -               -
Foreign          Unisel Argentina                                    1,364              -              -               -
79.688.080-5     Unisel Chile                                       93,209              -              -               -
Foreign          Westham Trade Co Ltda.                            368,387              -              -               -
96.539.380-3     Ediciones Financieras                               4,724              -              -               -
96.703.020-1     Orden Salud                                        92,772              -              -               -
78.707.040-k     Bac Servicios Computacionales Ltda.                11,449              -              -               -
96.703.200-k     Orden Gestion                                      52,175              -              -               -
78.214.420-0     Orden Integracion                                  41,417              -              -               -
91.408.000-2     Consorcio Periodistico S.A.                        22,339              -              -               -
Foreign          Bismark Telecomunicaciones                         60,037              -              -               -
96.967.100-k     Novis S.A.                                         80,130              -              -               -
96.929.090-1     Compania de Procesos y Servicios CPS S.A.         670,529              -              -               -
96.900.580-8     Servicios de Outsourcing Logistica s.A.           107,699              -              -               -
77.384.780-0     Bazuca Internet Partners                          210,837              -              -               -
78.868.200-k     Atento Recursos Ltda.                               1,214              -              -               -
                                                              ------------   ------------   ------------   -------------
                                              TOTAL              9,357,068     20,885,591              -               -
                                                              ============   ============   ============   =============

         There have been charges and credits to current accounts with these companies due to billing for sales of material, equipment and services.

         b)       Notes and Accounts Payable

                                                                      Short-term                    Long-term
                                                              ---------------------------   ----------------------------
                                                                 2002           2003           2002            2003
                                                              ------------   ------------   ------------   -------------
   Tax No.                    Company                            ThCh$          ThCh$          ThCh$          ThCh$
------------     -----------------------------------------    ------------   ------------   ------------   -------------
96.895.220-k     Atento Chile S.A                                4,528,980      3,973,778              -               -
96.834.230-4     Terra Networks Chile S.A.                       1,701,450      2,183,491              -               -
83.628.100-4     Sonda S.A.                                              -        885,630              -               -
93.541.000-2     Impresora y Comercial Publiguias S.A.           1,455,156        722,713              -               -
59.083.900-0     Telefonica Mobile Solutions Chile S.A.                  -        538,699              -               -
96.527.390-5     Telefonica Internacional Chile S.A.             6,751,005        392,736     26,240,695      24,829,309
Foreign          Telefonica Data Espana                                  -        241,677              -               -
96.910.730-9     Emergia Chile S.A.                                476,882         60,265              -               -
84.267.000-4     Atento Recursos Ltda.                                   -         27,199              -               -
59.083.900-0     Telef.Ing de Seguridad                                  -         15,813              -               -
94.071.000-6     Orden S.A.                                          1,193              -              -               -
96.768.410-4     Payroll                                             3,545              -              -               -
96.571.690-4     Servibanca                                        106,632              -              -               -
79.688.080-5     Unisel Chile                                       95,309              -              -               -
Foreign          Westham Trade Co Ltda.                              6,873              -              -               -
96.539.380-3     Ediciones Financieras                                 967              -              -               -
96.590.080-2     Buenaventura                                       10,497              -              -               -
78.214.420-0     Orden Integracion                                   9,938              -              -               -
96.725.400-2     Solex                                               1,364              -              -               -
                                                              ------------   ------------   ------------   -------------
                                          TOTAL                 15,149,791      9,042,001     26,240,695      24,829,309
                                                              ============   ============   ============   =============

         In accordance with Article 89 of the Chilean Companies Act, all these transactions have been carried out under conditions similar to those prevailing in the market.

         The balance in long-term accounts with related entities corresponds to a mercantile current account that Telefonica CTC Chile has signed with Telefonica Internacional Chile S.A.
         This mercantile current account is included in a contract denominated in US dollars with undefined maturity dates and which accrues interest at a fixed annual rate of 3%.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

6.       Balances and transactions with related companies:

         c)       Transactions:

                                                                                                          2002
                                                                                                            ThCh$
                                                    Nature                Description             --------------------------
                                                      of                      of                                  Effect on
Company                              Tax No.     Relationship             transaction               Amount        income
-----------------------------     ------------   ------------   -------------------------------   -----------   ------------
Telefonica Espana                 Foreign        Parent Co.     Sales and Services                      5,391          5,391
Telefonica Internacional Chile    96.527.390-5   Parent Co.     Purchases and Services Rendered       130,923        130,923
S.A.                                             Associate      Financial Expenses                    246,045        246,045
Impresora y Comercial Publiguias  93.541.000-2   Associate      Sales and Services                          -              -
S.A.                                             Associate      Purchases and Services Rendered       304,113        304,113
Terra Networks Chile S.A.         96.834.230-4   Associate      Sales and Services                    379,917        379,917
                                                 Associate      Purchases and Services Rendered             -              -
Atento Chile S.A                  96.895.220-k   Associate      Sales and Services                          -              -
                                                 Associate      Purchases and Services              2,564,493      2,564,493
                                                 Associate      Other Non-operating Income                  -              -
Emergia Chile S.A.                96.910.730-9   Associate      Purchases and Services Rendered       341,704        341,704
                                                 Associate      Other Non-operating Income                  -              -
Orden S.A.                        94.071.000-6   Associate      Sales and Services                      1,697          1,697
Terra Networks Espana             Foreign        Associate      Sales and Services                     33,140         33,140
Unisel Argentina                  Foreign        Associate      Sales and Services                      4,090          4,090
Unisel Chile                      79.688.080-5   Associate      Sales and Services                      6,215          6,215
Ediciones Financieras             96.539.380-3   Associate      Sales and Services                      4,469          4,469
Orden Salud                       96.703.020-1   Associate      Sales and Services                      7,629          7,629
Inversiones Pacifico              84.267.000-4   Associate      Other Non-operating Income                  -              -
Atento Recursos Ltda.             78.868.200-k   Associate      Sales and Services                    137,559        137,559
Orden Gestion                     96.703.200-k   Associate      Sales and Services                      2,760          2,760
Orden Integracion                 78.214.420-0   Associate      Sales and Services                     26,506         26,506
Solex                             96.725.400-2   Associate      Sales and Services                        134            134

                                              2003
                                              ThCh$
                                   ---------------------------
                                                    Effect on
Company                               Amount         income
-----------------------------      ------------   ------------
Telefonica Espana                             -              -
Telefonica Internacional  Chile         175,986        175,986
S.A.                                    262,915        262,915
Impresora y Comercial Publiguias        958,713        958,713
S.A.                                  1,306,094      1,306,094
Terra Networks Chile S.A.               107,869        107,869
                                      1,157,780      1,157,780
Atento Chile S.A                        200,753        200,753
                                      3,091,737      3,091,737
                                          4,186          4,186
Emergia Chile S.A.                      470,274        470,274
                                         12,404         12,404
Orden S.A.                                    -              -
Terra Networks Espana                         -              -
Unisel Argentina                              -              -
Unisel Chile                                  -              -
Ediciones Financieras                         -              -
Orden Salud                                   -              -
Inversiones Pacifico                        148            148
Atento Recursos Ltda.                         -              -
Orden Gestion                                 -              -
Orden Integracion                             -              -
Solex                                         -              -

         In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity conditions for each case vary based on the transaction that produces them.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

7.       Income tax and deferred taxes:

         a)       General information:

                  As of March 31, 2003 and 2002 the Parent Company has not made a provision for first category income as it has accumulated tax losses of ThCh$ 54,575,472 and ThCh$ 197,005,466, respectively. Likewise, as of March 31, 2003 and 2002 certain subsidiaries have accumulated tax losses of ThCh $ 130,542,804 and ThCh$ 108,712,007, respectively.

                  As of March 31, 2003 and 2002, a first category income tax provision was established at subsidiaries with positive taxable income of ThCh$ 12,505,115 and ThCh$ 12,469,919, respectively.

                  As of March 31, 2003 the subsidiaries with a positive balance in Taxed Retained Earnings and the related credits are detailed in the following table:

                                                  Taxed          Taxed          Taxed          Taxed
                                                 Retained       Retained       Retained       Retained
                                                 Earnings       Earnings       Earnings       Earnings       Amount of
                                               w/15% credit   w/16% credit  w/16.5% credit   W/o credit        credit
               Subsidiaries                       ThCh$          ThCh$           ThCh$         ThCh$           ThCh$
--------------------------------------------   ------------   ------------  --------------  ------------   -------------
CTC Equipos y Servicios de Telecomunicaciones
  S.A.                                                    -      1,007,429        979,563        978,891         353,523
CTC Transmisiones Regionales S.A.                         -     15,378,385      7,412,394      3,417,244       4,152,320
Globus 120 S.A.                                   2,092,305      1,244,966        102,954            414         623,354
Telefonica Empresas CTC Chile S.A.                        -      6,704,615      2,544,526      1,924,315       1,696,916
Comunicaciones Mundiales S.A.                       244,184         67,425         19,340         17,914          59,127
                                               ------------   ------------  -------------   ------------   -------------
                                     Total        2,336,489     24,402,820     11,058,777      6,338,778       6,885,240
                                               ============   ============  =============   ============   =============

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

7.       Income tax and deferred taxes, continued:

         b)       Deferred taxes:

         As of March 31, 2003 and 2002, net deferred tax assets (liabilities) arising on temporary differences of ThCh$ (17,520,924) and ThCh$ 3,382,266, respectively are analyzed as follows:

                                                                                        2002
                                                              ---------------------------------------------------------
                                                                   Deferred tax assets        Deferred tax liabilities
                                                              ---------------------------   ---------------------------
Description                                                    Short-term     Long-term      Short-term      Long-term
--------------------------------------------------------      ------------   ------------   ------------   ------------
Temporary differences
Allowance for doubtful accounts                                 14,232,451              -              -              -
Vacation provision                                                 462,766              -              -              -
Tax benefits for tax losses                                     37,486,346     14,485,624              -              -
Staff severance indemnities                                              -      1,458,696            838      8,006,526
Lease assets and liabilities                                             -        177,745              -         28,942
Depreciation of property, plant and equipment                            -              -              -    213,780,801
Price-level restatement of property, plant and equipment                 -      4,915,094              -              -
Other events                                                       783,288        635,478         15,491        902,098
Deferred charge on sale of assets                                        -              -              -      1,758,902
Software development                                                     -              -              -      6,436,630
Deferred charges for capitalized disbursements                           -              -              -      1,411,930
Tax value difference for temporary investments (Terra)           1,812,164              -              -              -
                                                              ------------    -----------      ---------   ------------
Subtotal                                                        54,777,015     21,672,637         16,329    232,325,829
                                                              ------------    -----------      ---------   ------------
Complementary accounts net of accumulated amortization            (597,977)    (5,022,856)          (838)  (164,894,767)
Valuation provision                                                      -              -              -              -
                                                              ------------    -----------      ---------   ------------
Subtotal                                                        54,179,038     16,649,781         15,491     67,431,062
                                                              ------------    -----------      ---------   ------------
Tax reclassification                                               (15,491)   (16,649,781)       (15,491)   (16,649,781)
                                                              ------------    -----------      ---------   ------------
Total                                                           54,163,547              -              -     50,781,281
                                                              ------------    -----------      ---------   ------------

                                                                                        2003
                                                              ---------------------------------------------------------
                                                                 Deferred tax assets           Deferred tax liabilities
                                                              ---------------------------   ---------------------------
Description                                                    Short-term     Long-term      Short-term     Long-term
--------------------------------------------------------      ------------   ------------   ------------   ------------
Temporary differences
Allowance for doubtful accounts                                 18,452,959              -              -              -
Vacation provision                                                 406,321              -              -              -
Tax benefits for tax losses                                        606,375     30,202,869              -              -
Staff severance indemnities                                              -      1,004,615              -      6,298,448
Lease assets and liabilities                                             -         77,292              -        137,606
Depreciation of property, plant and equipment                       44,244              -              -    204,927,609
Price-level restatement of property, plant and equipment                 -      3,538,501              -              -
Other events                                                     1,826,438      1,750,444         18,358      2,006,247
Deferred charge on sale of assets                                        -              -              -              -
Software development                                                     -              -              -      5,603,780
Deferred charges for capitalized disbursements                           -              -              -      3,024,490
Tax value difference for temporary investments (Terra)           3,194,329              -              -              -
                                                              ------------    -----------      ---------   ------------
Subtotal                                                        24,530,666     36,573,721         18,358    221,998,180
                                                              ------------    -----------      ---------   ------------
Complementary accounts net of accumulated amortization            (255,352)   (12,252,651)             -   (155,238,367)
Valuation provision                                                      -              -              -              -
                                                              ------------    -----------      ---------   ------------
Subtotal                                                        24,275,314     24,321,070         18,358     66,759,813
                                                              ------------    -----------      ---------   ------------
Tax reclassification                                               (18,358)   (24,321,070)       (18,358)   (24,981,933)
                                                              ------------    -----------      ---------   ------------
Total                                                           24,256,956              -              -     41,777,880
                                                              ------------    -----------      ---------   ------------

         As stated in Note 2d, as of march 31, 2002 balances of deferred tax assets and liabilities for ThCh$ 53,349 arising in Sonda S.A. (former subsidiary of Telefonica Empresas CTC de Chile S.A.) which was consolidated line by line in the statement of income until August 31, 2002.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

7.       Income taxes and deferred income taxes, continued:

         c)       Breakdown of income taxes:

                  The current tax expense presented in the following table is based on the determination of taxable income, net of credits for donations, training expenses and other credits.

                                                                                      2002          2003
   Description                                                                        ThCh$         ThCh$
-----------------------------------------------------------------------------     ------------   -----------
Current tax expense (income tax)                                                    (1,995,187)    (2,063,344)
Current tax expense (Single Article No. 21 - 35%)                                      (36,696)       (17,198)
                                                                                  ------------   ------------
                                                   Income tax subtotal              (2,031,883)    (2,080,542)
                                                                                  ------------   ------------
- Effect of deferred tax assets or liabilities for the period                       (1,056,492)    (4,998,424)
- Effect of amortization of deferred tax assets and liabilities complementary
   accounts                                                                         (2,705,149)    (2,094,180)
                                                                                  ------------   ------------
                                                 Deferred tax subtotal              (3,761,641)    (7,092,604)
                                                                                  ------------   ------------
                                              Total income tax expense              (5,793,524)    (9,173,146)
                                                                                  ------------   ------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

8.       Other Current Assets:

         The detail of other current assets is as follows:

                                                                                 2002          2003
                                                                                 ThCh$         ThCh$
                                                                             ------------   ------------
Fixed income securities purchased with resale agreement                        81,112,169              -
Fixed income securities sold with repurchase agreements                        36,008,395              -
Collective negotiation bonus to be amortized (a)                                  832,915      1,131,145
Deferred charges for modification of staff severance indemnities
  discount rate (net)                                                             113,627        380,060
Adjustment to market value for cellular equipment to be commercialized
  (c)                                                                           3,327,204      1,892,118
Exchange insurance premiums to be amortized                                     5,264,057      1,410,183
Telephone directories for connection program                                    2,002,486      4,852,018
Higher discount rate of bonds to be amortized                                   1,234,448        683,330
Disbursements for placement of bonds to be amortized                            1,796,996      1,769,499
Disbursements for foreign financing proceeds to be amortized (b)                2,103,661        491,539
Exchange difference insurance debtors (net of partial liquidations)             7,853,988     19,628,302
  Others                                                                        4,240,018        958,199
                                                                             ------------   ------------
                                 Total                                        145,889,964     33,196,393
                                                                             ============   ============

         (a) During June 2002, the Company signed a 2-year collective contract with a part of its employees (3 years for Telefonica Movil employees) granting them, among other benefits, a special negotiation bonus. This bonus was paid between June and July of 2002 (for Telefonica Movil employees, a second installment of ThCh$ 440,000 (historical) will be paid in May 2004). The total benefit which amounts to Ch$ 2,494,544 (historical), is being deferred using the straight-line method during the term of the respective collective contracts. The long-term portion is shown under "Other" long-term (see note 13).

         (b) This amount corresponds to the cost (net of amortization) of the reserve paid to the Banco Central de Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

         (c) Corresponds to adjustment to market value for cellular equipment held in inventory at year-end, which is charged to results in accordance with the contract type, contract or prepayment.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

9.       Property, plant and equipment:

         The detail of property, plant and equipment is as follows:

                                                                         2002                          2003
                                                             ----------------------------   --------------------------
                                                                              Gross prop.,                  Gross prop.,
                                                              Accumulated     plant and      Accumulated    plant and
                                                              depreciation    equipment     depreciation    equipment
                       Description                               ThCh$          ThCh$           ThCh$         ThCh$
-----------------------------------------------------------  -------------   ------------   ------------   ------------
Land                                                                     -     29,657,059              -     27,489,248

Construction and Infrastructure Works                           70,333,146    199,477,520     71,622,232    184,224,215

Machinery and equipment                                      1,637,841,900  3,262,070,926  1,809,451,228  3,335,264,957
Central office telephone equipment                             806,384,657  1,448,503,135    907,752,957  1,556,380,818
External plant                                                 565,136,339  1,359,121,504    630,969,005  1,369,539,466
Subscribers' equipment                                         201,155,367    339,521,040    238,509,875    373,673,932
General equipment                                               65,165,537    114,925,247     32,219,391     35,670,741

Other Property, Plant and Equipment                            125,742,834    429,931,647    151,878,964    403,693,385
Office furniture and equipment                                  89,817,500    106,883,058     77,715,676    128,530,814
Projects, work in progress and their materials                           -    204,426,862              -    142,241,022
Leased assets     (1)                                            7,678,959     12,094,805      4,459,574     11,328,723
Property,  plant and equipment temporarily out
of service                                                       6,637,752     14,647,184     12,166,446     23,634,094
Software and others                                             21,608,623     91,879,738     57,537,268     97,958,732

            Technical revaluation-Circular 550                  10,402,077      9,175,924     10,366,934      9,176,040
                                                             -------------  -------------  -------------  -------------
                                         Total               1,844,319,957  3,930,313,076  2,043,319,358  3,959,847,845
                                                             =============  =============  =============  =============

(1) As of March 2003 this caption mainly considers: ThCh$ 5,480,959 gross value for purchase of administrative offices with accumulated depreciation of ThCh$ 548,821 with contract terms of 15 years from 1996, ThCh$ 3,436,464 gross value for electronic and computer equipment with accumulated depreciation of ThCh$ 2,932,028 with 12-year contract terms from 1994. In addition there is ThCh$ 977,469 gross value of long distance transmission equipment with accumulated depreciation of ThCh$ 201,603 with 18-year contract terms from 1996.

The balance of gross property, plant and equipment includes capitalized interest of ThCh$ 205,084,581 and ThCh$ 210,007,657 in 2002 and 2003, respectively.
Accumulated depreciation of this interest amounts to ThCh$ 68,137,235 and ThCh$ 86,732,599 in 2002 and 2003, respectively.

Depreciation for the periods was charged to operating costs for ThCh$ 65,701,990 and ThCh$ 64,902,367, for 2002 and 2003, respectively and to administration and selling expense for ThCh$ 136,462 for 2003. Property, plant and equipment temporarily out of service, made up mainly of the cable TV networks of La Serena and Concepcion not transferred in the sale of assets to Cordillera Comunicaciones, resulted in a depreciation charge of ThCh$ 286,734 in 2002 and ThCh$ 693,057 in 2003, which is classified in Other Non-operating Expenses.

The detail by caption of the technical revaluation is as follows:

                                                           Property, plant         Net          Accumulated      Property, plant
                                                            and equipment        Balance       depreciation       and equipment
                                                                2002              2003             2003               2003
                     Description                                ThCh$             ThCh$            ThCh$              ThCh$
----------------------------------------                  -----------------    -----------    --------------    -----------------
Land                                                               (475,009)      (464,491)                -             (464,491)
Construction and infrastructure works                            (4,557,296)    (1,027,719)       (3,512,971)          (4,540,690)
Machinery and equipment                                          14,208,229        301,316        13,879,905           14,181,221
                                                          -----------------    -----------    --------------    -----------------
                                   Total                          9,175,924     (1,190,894)       10,366,934            9,176,040
                                                          =================    ===========    ==============    =================

Depreciation for higher value of technical revaluation for the period amounts to ThCh$ (8,039) in 2002 and ThCh$ (11,299) in 2003. Gross property, plant and equipment includes assets that have been totally depreciated amount to ThCh$ 420,543,643 in 2002 and ThCh$ 578,765,058 in 2003, which include ThCh$
11,644,903 and ThCh$ 11,876,327, respectively, for technical revaluation.

(7) COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

10.      Investments in Related Companies:

         The breakdown of investments in related companies is as follows:

                                                                                                                      Holding
                                                                                      Currency                       percentage
                                                                     Country of    controlling the     No. of      -------------
   Taxp. No.                    Company                                origin        investment        shares      2002    2003
--------------   --------------------------------------------------  -----------   ---------------   ----------    -----   -----
                                                                                                                     %       %
    Foreign      Consorcio Telefonica de Brasil Celular Holding (1)   Brazil           Dollar        48,950,000     2.61    2.61
 93.541.000-2    Impresora y Comercial Publiguias S.A.                 Chile           Pesos             45,648     9.00    9.00
 96.922.950-1    Empresa de Tarjetas Inteligentes S.A.                 Chile           Pesos            271,615    20.00   20.00
 96.895.220-K    Atento Chile S.A.                                     Chile           Pesos          3,209,374    28.84   28.84
 96.725.400-2    Sonda S.A.(2)                                         Chile           Pesos             35,000        -   35.00
In development   Bolsa de Oportunidades de Negocios S.A                Chile           Pesos                  -    19.00       -
In development   Time Interating                                       Chile           Pesos                  -    10.25       -
 96.725.400-2    Solexe S.A.                                           Chile           Pesos                  -    40.00       -
 96.571.690-4    Servibanca S.A.                                       Chile           Pesos                  -    43.33       -
 96.768.410-4    Payroll S.A.                                          Chile           Pesos                  -    41.56       -
 96.539.380-3    Ediciones Financieras S.A.                            Chile           Pesos                  -     7.18       -
 96.831.860-8    Inversiones Valparaiso S.A.                           Chile           Pesos                  -    33.33       -
 94.071.000-6    Orden S.A.                                            Chile           Pesos                  -    33.33       -
    Foreign      SBS Ltda.                                            Guatemala        Dollar                 -    49.00       -
    Foreign      AGROSYS                                              Guatemala        Dollar                 -    50.00       -
    Foreign      Sonda El Salvador                                   El Salvador       Dollar                 -    49.00       -
    Foreign      Chiptech                                             Guatemala        Dollar                 -    50.00       -
 96.894.490-8    Puerto Norte S.A.                                     Chile           Pesos                  -    50.00       -
 96.900.580-8    Servicios de Outsourcing Logistica S.A.               Chile           Pesos                  -    48.33       -
 96.929.090-1    Compania de Procesos y Servicios CPS S.A.             Chile           Pesos                  -    16.67       -
 96.916.540-6    Bazuca Internet Partners S.                           Chile           Pesos                  -    39.80       -
 96.941.290-k    Sustentable cl S.A.                                   Chile           Pesos                  -    20.96       -
 96.967.100-k    Novis S.A.                                            Chile           Pesos                  -    35.00       -
    Foreign      Bismark Telecomunicaciones                            Mexico          Pesos                  -    49.90       -
    Foreign      Westham Trade Co. Ltda.                                USA            Dollar                 -    20.00       -
    Foreign      Data Dec S.A.                                       Costa Rica        Dollar                 -    40.00       -
                                                                     ---------------------------------------------------------------
                          Total

                                                                        Shareholders' equity
                                                                          of the companies          Income for the year
                                                                     --------------------------    ---------------------
   Taxp. No.                    Company                                 2002           2003          2002         2003
--------------   --------------------------------------------------  -----------    -----------    ---------    --------
                                                                        ThCh$          ThCh$         ThCh$        ThCh$
    Foreign      Consorcio Telefonica de Brasil Celular Holding (1)  173,466,230    197,005,441    2,297,745     113,602
 93.541.000-2    Impresora y Comercial Publiguias S.A.                17,590,887     21,334,411     -616,390    -288,856
 96.922.950-1    Empresa de Tarjetas Inteligentes S.A.                   958,496        525,875      -69,135     -59,320
 96.895.220-K    Atento Chile S.A.                                     9,064,164      9,201,650      -45,160      53,797
 96.725.400-2    Sonda S.A.(2)                                                 -     92,718,297            -     491,403
In development   Bolsa de Oportunidades de Negocios S.A                2,073,816              -            -           -
In development   Time Interating                                         738,039              -            -           -
 96.725.400-2    Solexe S.A.                                             585,010              -            -           -
 96.571.690-4    Servibanca S.A.                                       4,687,108              -       78,895           -
 96.768.410-4    Payroll S.A.                                            435,390              -        4,374           -
 96.539.380-3    Ediciones Financieras S.A.                               58,524              -            -           -
 96.831.860-8    Inversiones Valparaiso S.A.                           5,296,934              -            -           -
 94.071.000-6    Orden S.A.                                            4,562,217              -            -           -
    Foreign      SBS Ltda.                                               163,847              -            -           -
    Foreign      AGROSYS                                                   6,816              -            -           -
    Foreign      Sonda El Salvador                                        29,214              -            -           -
    Foreign      Chiptech                                                 14,998              -            -           -
 96.894.490-8    Puerto Norte S.A.                                       161,832              -            -           -
 96.900.580-8    Servicios de Outsourcing Logistica S.A.                  55,119              -            -           -
 96.929.090-1    Compania de Procesos y Servicios CPS S.A.                     6              -            -           -
 96.916.540-6    Bazuca Internet Partners S.                           1,640,256              -            -           -
 96.941.290-k    Sustentable cl S.A.                                      59,494              -            -           -
 96.967.100-k    Novis S.A.                                               15,729              -            -           -
    Foreign      Bismark Telecomunicaciones                               99,784              -            -           -
    Foreign      Westham Trade Co. Ltda.                                 466,950              -            -           -
    Foreign      Data Dec S.A.                                           841,878              -            -           -
                                                                    ----------------------------------------------------
                          Total

                                                                       Accrued income          Equity Value
                                                                     ------------------     -----------------------
   Taxp. No.                    Company                                2002       2003        2002         2003
--------------   --------------------------------------------------  -------    -------     ---------    ----------
                                                                       ThCh$      ThCh$      ThCh$        ThCh$
    Foreign      Consorcio Telefonica de Brasil Celular Holding (1)   59,972      2,965   4,527,469       5,141,842
 93.541.000-2    Impresora y Comercial Publiguias S.A.               -55,475    -25,997   1,583,180       1,920,097
 96.922.950-1    Empresa de Tarjetas Inteligentes S.A.               -13,827    -11,865     191,699         105,175
 96.895.220-K    Atento Chile S.A.                                   -13,024     15,515   2,614,105       2,653,756
 96.725.400-2    Sonda S.A.(2)                                             -    171,991           -      32,451,404
In development   Bolsa de Oportunidades de Negocios S.A                    -          -     394,025               -
In development   Time Interating                                           -          -      75,649               -
 96.725.400-2    Solexe S.A.                                               -          -     234,004               -
 96.571.690-4    Servibanca S.A.                                      34,185          -   2,030,924               -
 96.768.410-4    Payroll S.A.                                          1,818          -     180,948               -
 96.539.380-3    Ediciones Financieras S.A.                                -          -       4,202               -
 96.831.860-8    Inversiones Valparaiso S.A.                               -          -   1,765,468               -
 94.071.000-6    Orden S.A.                                                -          -   1,520,587               -
    Foreign      SBS Ltda.                                                 -          -      80,285               -
    Foreign      AGROSYS                                                   -          -       3,408               -
    Foreign      Sonda El Salvador                                         -          -      14,315               -
    Foreign      Chiptech                                                  -          -       7,499               -
 96.894.490-8    Puerto Norte S.A.                                         -          -      80,916               -
 96.900.580-8    Servicios de Outsourcing Logistica S.A.                   -          -      26,639               -
 96.929.090-1    Compania de Procesos y Servicios CPS S.A.                 -          -           1               -
 96.916.540-6    Bazuca Internet Partners S.                               -          -     652,822               -
 96.941.290-k    Sustentable cl S.A.                                       -          -      12,470               -
 96.967.100-k    Novis S.A.                                                -          -       5,505               -
    Foreign      Bismark Telecomunicaciones                                -          -      49,792               -
    Foreign      Westham Trade Co. Ltda.                                   -          -      93,390               -
    Foreign      Data Dec S.A.                                             -          -     336,751               -
                                                                    -----------------------------------------------
                          Total                                                          16,486,053      42,272,274
                                                                                         ----------      ----------

                                                                         Unearned             Investment
                                                                          Income              book value
                                                                     ----------------     ---------------------
   Taxp. No.                    Company                              2002       2003        2002        2003
--------------   --------------------------------------------------  -----      -----     ---------  ----------
                                                                     ThCh$      ThCh$      ThCh$      ThCh$
    Foreign      Consorcio Telefonica de Brasil Celular Holding (1)      -          -     4,527,469   5,141,842
 93.541.000-2    Impresora y Comercial Publiguias S.A.                   -          -     1,583,180   1,920,097
 96.922.950-1    Empresa de Tarjetas Inteligentes S.A.                   -          -       191,699     105,175
 96.895.220-K    Atento Chile S.A.                                       -          -     2,614,105   2,653,756
 96.725.400-2    Sonda S.A.(2)                                           -          -             -  32,451,404
In development   Bolsa de Oportunidades de Negocios S.A                  -          -       394,025           -
In development   Time Interating                                         -          -        75,649           -
 96.725.400-2    Solexe S.A.                                             -          -       234,004           -
 96.571.690-4    Servibanca S.A.                                         -          -     2,030,924           -
 96.768.410-4    Payroll S.A.                                            -          -       180,948           -
 96.539.380-3    Ediciones Financieras S.A.                              -          -         4,202           -
 96.831.860-8    Inversiones Valparaiso S.A.                             -          -     1,765,468           -
 94.071.000-6    Orden S.A.                                              -          -     1,520,587           -
    Foreign      SBS Ltda.                                               -          -        80,285           -
    Foreign      AGROSYS                                                 -          -         3,408           -
    Foreign      Sonda El Salvador                                       -          -        14,315           -
    Foreign      Chiptech                                                -          -         7,499           -
 96.894.490-8    Puerto Norte S.A.                                       -          -        80,916           -
 96.900.580-8    Servicios de Outsourcing Logistica S.A.                 -          -        26,639           -
 96.929.090-1    Compania de Procesos y Servicios CPS S.A.               -          -             1           -
 96.916.540-6    Bazuca Internet Partners S.                             -          -       652,822           -
 96.941.290-k    Sustentable cl S.A.                                     -          -        12,470           -
 96.967.100-k    Novis S.A.                                              -          -         5,505           -
    Foreign      Bismark Telecomunicaciones                              -          -        49,792           -
    Foreign      Westham Trade Co. Ltda.                                 -          -        93,390           -
    Foreign      Data Dec S.A.                                           -          -       336,751           -
                                                                    -------------------------------------------
                          Total                                                          16,486,053  42,272,274
                                                                                        -----------  ----------



(1) Recognition of income for this company is that accrued for February 2003 and 2002.

(2) "As indicated in Note 2d, as of September 2002 the Company no longer has a majority or controlling interest in Sonda S.A. It now recognizes 35% equity in the Company."

         As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
       (Translation of financial statements originally issued in Spanish)

                                   ----------

11.      Goodwill and negative goodwill:
         (a)      Goodwill:
                  The detail of goodwill is as follows:

Taxpayer No.             Company              Year                2002                         2003
                                                        Amount       Balance of        Amount      Balance of
                                                       amortized                     amortized
                                                     in the period     Goodwill    in the period    Goodwill
                                                         ThCh$          ThCh$           ThCh$         ThCh$
------------  ------------------------------  ----   -------------   -----------   -------------   -----------
Foreign       Consorcio Telefonica do Brasil  2001          43,103     2,986,100          43,103     2,811,293
90.430.000-4  CTC Globus S.A.                 1998         265,932    17,857,001         265,932    16,778,499
78.703.410-1  Tecnonautica S.A.               1999          16,307     1,191,751          35,196     1,106,728
96.786.140-5  Telefonica Movil                1997       2,419,875   154,253,586       2,419,875   144,439,649
83.628.100-4  Sonda S.A.                      1999         850,792    23,320,781         931,276    10,688,415
96.834.320-3  Infoera                         1999          10,266       736,697          21,740       683,587
96.811.570-7  Telepeajes S.A.                 2001           4,612        87,703           9,522        67,710
Foreign       Sonda Uruguay                   1999          16,987       704,357               -             -
Foreign       Setco S.A. (Uruguay)            1999          16,560       686,682               -             -
Foreign       Sonda del Ecuador               1997           6,371       205,116               -             -
96.571.690-4  Servibanca                      2000           6,191       290,996               -             -
96.768.410-4  Payroll                         1999             280        13,081               -             -
96.894.490-8  Puerto Norte                    2000             219        10,652               -             -
Foreign       Bac Ecuador                     2001             784       102,926               -             -
Foreign       Bac Peru                        2001           5,748        12,120               -             -
96.895.220-K  Atento Chile S.A.               2001          88,129       265,368               -             -
Foreign       Sonda Bancos                    2001           1,666        94,974               -             -
Foreign       Sonda Peru                      2001             815        46,495               -             -
Foreign       Bismark (Mexico)                2001             787        44,674               -             -
96.725.400-2  Soluciones Expertas S.A.        2001             246        25,213               -             -
78.072.130-8  New Horizonte S.A.              2001             924       101,984               -             -
96.900.580-8  Servicio Outsourcing            2001           1,264        69,642               -             -
96.941.290-K  Sustentable.cl                  2001             338        39,150               -             -
94.071.000-6  Orden S.A.                      2001           6,282             -               -             -
95.191.000-7  Logica S.A.                     2001           8,146             -               -             -
Foreign       Tecnoglobal S.A.                2001           9,169       536,365               -             -
Foreign       Bac Financiero                  2001          14,940       772,981               -             -
96.833.930-3  Telef. Comun. Empresariales     2001           8,419       138,739               -             -
96.590.960-5  Tecnopolis                      2001             519        19,527               -             -
96.967.100-K  Novis S.A.                      2002               -        23,227               -             -
Foreign       Track S.A.                      2002               -        23,528               -             -
Foreign       Condec Brasil                   1998          46,209     1,465,144               -             -
Foreign       Data Dec                        1995           2,464             -               -             -
                                                     -------------   -----------   -------------   -----------
                          Total                          3,854,344   206,126,560       3,726,644   176,575,881
                                                     -------------   -----------   -------------   -----------

The goodwill amortization period has been determined considering aspects such as; nature and characteristics of the business and estimated period of return of the investment.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

11.      Goodwill and negative goodwill, continued:
         (b)      Negative goodwill:
                  The detail of negative goodwill is as follows:

                                                                 2002                         2003
                                                        Amount       Balance of       Amount        Balance of
Taxpayer No.          Company                 Year     amortized      Negative       amortized       Negative
                                                     in the period    Goodwill     in the period     Goodwill
                                                         ThCh$          ThCh$           ThCh$          ThCh$
------------  ------------------------------  ----   -------------   -----------   -------------   -----------
Foreign       Condec Ltda.                    1999          89,292        70,334               -             -
                                                     -------------   -----------   -------------   -----------
                       Total                                89,292        70,334               -             -
                                                     -------------   -----------   -------------   -----------

12.      Intangibles:

                                                                                         2002          2003
                                                                                         ThCh$         ThCh$
                                                                                      ----------   -----------
Underwater cable rights (gross)                                                       19,140,089    20,889,085
  Accumulated amortization previous period                                            (1,577,116)   (2,357,139)
  Amortization for the period                                                           (195,318)     (205,418)
Licenses (Software) (gross)                                                            1,561,604     2,094,101
  Accumulated amortization previous period                                              (818,208)     (260,815)
  Amortization for the period                                                                  -      (130,786)
Licenses for use of wireless (gross)                                                           -     9,545,790
  Accumulated amortization previous period                                                     -       (26,517)
  Amortization for the period                                                                  -       (79,547)
Trade marks and key money                                                                824,171             -
                                                                                      ----------   -----------
                                                   Total Net Intangibles              18,935,222    29,468,754
                                                                                      ----------   -----------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

13.      Others (from Other Assets):

         The detail of Others is as follows:

                                                                                       2002           2003
                                                                                       ThCh$          ThCh$
                                                                                   -------------   -----------
Disbursements  for obtaining  external  financing to be amortized  (see note 8b)         869,825     1,666,487
Collective negotiation bonus ( see note 8a)                                                    -       797,006
Bond issue expenses to be amortized ( see note 24)                                     5,726,338     3,782,902
Leased vehicles                                                                          875,457       308,264
Higher discount rate of bonds to be amortized ( see note 24)                           7,093,579     4,467,617
Deferred  charge  for  modification  of  staff  severance   indemnities
  discount rate ( net)                                                                   919,400             -
Commercial projects in development (Lottery, Investment Fund)                            971,027             -
Deferred exchange insurance premiums to be amortized                                   1,046,260       309,468
Rental of telephone posts paid in advance                                              2,285,652     1,308,440
Guarantee deposits                                                                       317,624       301,299
Telephone directories for connection programs                                                  -       940,221
Others                                                                                 1,060,051       443,952
                                                                                   -------------   -----------
                                 Total                                                21,165,213    14,325,656
                                                                                   -------------   -----------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

14       Short-term obligations with banks and financial institutions:

         The breakdown of short-term obligations with banks and financial institutions is as follows:

               Bank or financial    ---------------------------------------------------------------------
               institution                   US$                        U.F.                    $                    TOTAL
               ------------------   ----------------------   ------------------------   -----------------   -----------------------
  Taxp. No.    Short-term              2002         2003         2002          2003       2002      2003        2002         2003
------------   ------------------   ----------   ---------   -----------   ----------   -------   -------   -----------   ---------
                                      ThCh$        ThCh$        ThCh$         ThCh$       ThCh$     ThCh$       ThCh$        ThCh$
97.008.000-7   CITIBANK                      -           -     8,667,912            -     9,718         -     8,677,630           -
97.030.000-7   ESTADO                        -           -    10,866,790    9,231,057         -         -    10,866,790   9,231,057
97.015.000-5   BANCO SANTANDER       1,403,371           -             -            -   169,181         -     1,572,552           -
97.004.000-5   BANCO DE CHILE          791,519           -             -            -   164,249         -       955,768           -
59.004.250-1   SUDAMERIS               468,318           -             -            -         -         -       468,318           -
97.080.000-K   BANCO BICE                    -           -             -            -    66,270         -        66,270           -
97.023.000-9   BANCO CORPBANCA               -           -             -            -    27,125         -        27,125           -
97.024.000-4   BANCO DE A.EDWARDS            -           -             -            -        58         -            58           -
                                    ----------   ---------   -----------   ----------   -------   -------   -----------   ---------
                  Total              2,663,208           -    19,534,702    9,231,057   436,601         -    22,634,511   9,231,057

                                    ----------   ---------   -----------   ----------   -------   -------   -----------   ---------
               Capital owed          2,659,194           -    19,317,411    9,199,763   436,601         -    22,413,206   9,199,763
                                    ==========   =========   ===========   ==========   =======   =======   ===========   =========

               Average annual
                interest rate             4.58%          -          3.53%        1.56%        -         -          3.59%       1.56%

              --------------------------------------------------------------------------------------------------------------------
              Short-term portion of
              long-term
              --------------------------------------------------------------------------------------------------------------------
79.561.240-8  CHASE MANHATTAN             356,099      369,584           -           -       -       -       356,099       369,584
Foreign       ABN AMRO BANK               231,961    1,523,616           -           -       -       -       231,961     1,523,616
Foreign       BBVA-(BANCO EXTERIOR)    17,112,538   18,355,252           -           -       -       -    17,112,538    18,355,252
97.008.000-7  CITIBANK                  8,341,421  118,258,871           -           -       -       -     8,341,421   118,258,871
97.015.000-5  SANTANDER                         -            -  10,918,592  10,467,579       -       -    10,918,592    10,467,579
Foreign       J.P. MORGAN             123,312,369            -           -           -       -       -   123,312,369             -
97.006.000-6  BANCO CREDITO
               INVERSIONES                      -            -   6,595,049           -       -       -     6,595,049             -
97.032.000-8  BANCO BHIF                        -            -   3,980,680           -       -       -     3,980,680             -

                                      -----------  -----------  ----------  ----------   -----   -----   -----------   -----------
                  Total               149,354,388  138,507,323  21,494,321  10,467,579       -       -   170,848,709   148,974,902
                                      -----------  -----------  ----------  ----------   -----   -----   -----------   -----------

              Capital owed            147,066,301  135,880,300  18,945,961   9,734,488       -       -   166,012,262   145,614,788
                                      ===========  ===========  ==========  ==========   =====   =====   ===========   ===========
              Average annual
               interest rate                 3.14%        2.31%       6.47%       1.83%      -       -          3.56%         2.28%

              Percentage of obligations in foreign currency:  87.55% for 2003 and 78.57% for 2002

              Percentage of obligations in national currency: 12.45% for 2003 and 21.43% for 2002

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

15       Long-term obligations with banks and financial institutions:

         Long-term obligations with banks and financial institutions:

                                             ----------------------------------------------------------------------------------
                                              Currency   Years to maturity for long-term portion   Long-term
                                                 or      ---------------------------------------    portion
                    Bank or Financial         Indexation                                              as of
 Taxp. No.            Institution                Index     1 to 2        2 to 3        3 to 5        31/3/03
------------   ------------------------      ----------- -----------  ------------  ------------   -----------   --------------
                                                            ThCh$         ThCh$         ThCh$         ThCh$
               LOANS IN DOLLARS
79.561.240-8   CHASE MANHATTAN                  US$       58,524,800    29,262,400             -    87,787,200    Libor + 0.75%
Foreign        ABN AMRO BANK                    US$       73,156,000    73,156,000   109,734,000   256,046,000    Libor + 1.125%
97.008.000-7   CITIBANK                         US$        7,857,287     7,857,286             -    15,714,573    Libor + 0.725%
Foreign        CREDIT LYONNAIS                  US$                -             -             -             -                -
Foreign        J. P.  MORGAN                    US$                -             -             -             -                -
Foreign        BANCO EXTERIOR DE ESPANA         US$                -             -             -             -                -

                         SUBTOTAL                        139,538,087   110,275,686   109,734,000   359,547,773             1.98%

               LOANS IN UNIDADES DE FOMENTO
97.015.000-5   SANTANDER                        UF        59,665,698             -             -    59,665,698   Tab 90 +  0.75%
97.032.000-8   BANCO BBVA BHIF                  UF                 -             -             -             -                -

                         SUBTOTAL                         59,665,698             -             -    59,665,698        3.21%

               LOANS IN OTHER CURRENCIES                           -             -             -             -                -
Foreign        MERCOM BANK                      $                  -             -             -             -                -

                                                         -----------   -----------   -----------   -----------   --------------
                         TOTAL                           199,203,785   110,275,686   109,734,000   419,213,471        2.16%
                                                         ===========   ===========   ===========   ===========   ==============


                                               ------------
                                                  Total
                                                  amount
                                               of principal
               Bank or Financial                   owed
 Taxp. No.     Institution                       31/3/03
------------   ----------------------------    ------------
                                                   ThCh$
               LOANS IN DOLLARS
79.561.240-8   CHASE MANHATTAN                   81,801,791
Foreign        ABN AMRO BANK                    136,336,323
97.008.000-7   CITIBANK                         175,343,074
Foreign        CREDIT LYONNAIS                            -
Foreign        J. P.  MORGAN                              -
Foreign        BANCO EXTERIOR DE ESPANA                   -

                         SUBTOTAL               393,481,188

               LOANS IN UNIDADES DE FOMENTO
97.015.000-5   SANTANDER                         59,846,097
97.032.000-8   BANCO BBVA BHIF                    7,618,216

                         SUBTOTAL                67,464,313

               LOANS IN OTHER CURRENCIES                  -
Foreign        MERCOM BANK                           48,212

                                               ------------
                         TOTAL                  460,993,713
                                               ============

         Percentage of obligations in foreign currency: 85.77% in 2003 and 85.37% in 2002

         Percentage of obligations in local currency:   14.23% in 2003 and 14.63% in 2002

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

16.      Obligations with the public:

         The breakdown of obligations with the public for bond issues, classified as short and long-term is as follows:

Registration number                       Current           Bond
or identification of                   nominal amount   readjustment   Interest    Final
  the instrument          Series          placed            unit         rate     maturity
-------------------- ----------------  --------------   ------------   --------   --------
                                                                          %
Short-term portion of
  long-term bonds
        143.27.06.91        E                 156,250        U.F.        6.000    Apr.2003
        143.27.06.91        F                  71,429        U.F.        6.000    Apr.2016
        177.12.08.94        H (a)                   -        U.F.        5.800    Aug.2006
        177.12.08.94        I                 125,000        U.F.        5.500    Aug.2015
        203.23.04.98        J (b)                   -        U.F.        6.750    Feb.2010
        203.23.04.98        K                       -        U.F.        6.750    Feb.2020

Issued in New York     Yankee Bonds                 -        US$         7.625    Jul.2006
Issued in New York     Yankee Bonds                 -        US$         8.375    Jan.2006
Issued in Luxembourg   Eurobonds (c)                -        EURO        5.375    Aug.2004

Long-term bonds

        143.27.06.91         E                      -        U.F.        6.000    Apr.2003
        143.27.06.91         F                892,857        U.F.        6.000    Apr.2016
        177.12.08.94         H (a)                  -        U.F.        5.800    Aug.2006
        177.12.08.94         I              1,437,500        U.F.        5.500    Aug.2015
        203.23.04.98         J (b)                  -        U.F.        6.750    Feb.2010
        203.23.04.98         K              4,000,000        U.F.        6.750    Feb.2020

Issued in New York     Yankee Bonds       200,000,000        US$         7.625    Jul.2006
Issued in New York     Yankee Bonds       200,000,000        US$         8.375    Jan.2006
Issued in Luxembourg   Eurobonds (c)      144,400,000        EURO        5.375    Aug.2004

 Registration number                               Frequency                       Par value          Placement
or identification of                   --------------------------------   -------------------------    In Chile
   the instrument                      Interest payment   Amortizations      2002            2003     or abroad
                                                                             ThCh$           ThCh$
------------------------------------   ----------------   -------------   -----------    ----------   ---------
Short-term portion of
  long-term bonds
        143.27.06.91                      Semi-annual      Semi-annual      5,474,317      2,693,418     Chile
        143.27.06.91                      Semi-annual      Semi-annual      1,674,372      1,636,876     Chile
        177.12.08.94                      Semi-annual      Semi-annual      9,226,515              -     Chile
        177.12.08.94                      Semi-annual      Semi-annual      2,680,428      2,629,800     Chile
        203.23.04.98                      Semi-annual      Semi-annual      5,381,538              -     Chile
        203.23.04.98                      Semi-annual      Semi-annual        552,059        550,392     Chile

Issued in New York                        Semi-annual         Final         2,778,508      3,021,443    Abroad
Issued in New York                        Semi-annual         Final         2,129,476      2,277,106    Abroad
Issued in Luxembourg                      Semi-annual         Final         4,245,067      4,052,239    Abroad
                                                                          -----------     ----------
                                                              Total        34,142,280     16,861,274
                                                                          ===========     ==========

Long-term bonds

        143.27.06.91                      Semi-annual      Semi-annual      2,630,367              -     Chile
        143.27.06.91                      Semi-annual      Semi-annual     16,233,118     14,985,357     Chile
        177.12.08.94                      Semi-annual      Semi-annual     29,460,104              -     Chile
        177.12.08.94                      Semi-annual      Semi-annual     26,303,665     24,126,425     Chile
        203.23.04.98                      Semi-annual      Semi-annual     35,352,125              -     Chile
        203.23.04.98                      Semi-annual      Semi-annual     67,337,381     67,134,400     Chile

Issued in New York                        Semi-annual         Final       136,336,322    146,312,000    Abroad
Issued in New York                        Semi-annual         Final       136,336,322    146,312,000    Abroad
Issued in Luxembourg                      Semi-annual         Final       118,677,038    115,135,896    Abroad
                                                                          -----------    -----------
                                                              Total       568,666,442    514,006,078
                                                                          ===========    ===========

(a) During December 2002, Telefonica CTC Chile prepaid this bond placement, amortizing the total balance outstanding (UF) plus interest accrued to date. This transaction implied recognizing in income the placement expenses for these bonds as well as the higher discount rate for their placement, the amounts involved in each case are ThCh$ 75,738 and ThCh$ 376,314, which are included under "Financial Expenses".

(b) During August 2002, Telefonica CTC Chile prepaid this bond placement, amortizing the total balance outstanding (UF) plus interest accrued to date. This transaction implied recognizing in income the placement expenses for these bonds as well as the higher discount rate for their placement, the amounts involved in each case are ThCh$ 423,724 and ThCh$ 1,789,383, which are included under "Financial Expenses".

(c) Between June 2002 and March of 2003, Telefonica CTC Chile made a partial repurchase of 55.6 million euros of this placement. This transaction was carried out at a price of 97.6% of par value, which resulted in a payment of 54.3 million euros, plus interest accrued as of that date on the nominal amount of the repurchase.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

17.      Accruals:

         The detail of accruals shown in liabilities is as follows:

                                                   2002              2003
                                                   ThCh$             ThCh$
                                                ----------        ----------
Current                                          6,940,982         3,994,105

Staff severance indemnities                        505,573           399,855

Vacation                                         3,722,864         2,254,693

Other employee benefits    (a)                   4,972,393         3,802,560

Employee benefit advances                       (2,259,848)       (2,463,003)
                                                ----------        ----------

Long-term                                       21,558,291        17,842,881

Staff severance indemnities                     21,558,291        17,842,881
                                                ----------        ----------
                                     Total      28,499,273        21,836,986
                                                ----------        ----------

         (a) Includes provisions for the following concepts: statutory bonus, annual vacation bonus, scholarships, Christmas bonus, Independence Day bonus and others.

         During the 2003 and 2002 periods there were no write-offs for any concept.

18.      Staff severance indemnities:

         The detail of the charge to income for staff severance indemnities is as follows:

                                                   2002        2003
                                                   ThCh$       ThCh$
                                                 ---------   ---------
Operating costs and administration and selling
   expenses                                      1,021,275   1,235,515

Other non-operating expenses                       431,409           -
                                                 ---------   ---------
                        Total charge to income   1,452,684   1,235,515
                                                 ---------   ---------
Payments in the period                            (587,277)   (340,249)
                                                 ---------   ---------

19.      Minority interest:

         Minority interest includes recognition of the portion of equity and income of subsidiaries pertaining to third parties. The detail is as follows:

                                                   Percentage           Participation          Participation
                                                    Minority              in equity          in net income (loss)
                                                    Interest              March 31,            for the period
             Subsidiaries                                                                        ended March 31,
                                              -----------------     ----------------------   --------------------
                                                2002      2003        2002         2003        2002       2003
                                                 %          %         ThCh$        ThCh$       ThCh$      ThCh$
--------------------------------------------  -------     -----     ----------   ---------   --------   ---------
Soc. Nacional de Procesamiento de Datos S.A.    40.01         -     37,115,376           -    292,840           -
Administradora de Telepeajes de Chile S.A.      20.00     20.00        (66,283)     27,445     (3,900)     (1,976)
CTC - Transmisiones Regionales S.A.              0.84      0.84        916,490     987,241     48,818      56,805
Infoera S.A.                                     0.01      0.01            (8)          (8)        (5)          -
Fundacion Telefonica                            50.00     50.00        166,711     144,926     (5,385)    (39,439)
Tecnonautica S.A.                                0.01      0.01           (134)         29         (7)          6
Comunicaciones Mundiales                         0.34      0.34              -       5,285          -          53
                                                                    ----------   ---------   --------   ---------
                                                     Total          38.132.152   1,164,918    332,361      15,449
                                                                    ----------   ---------   --------   ---------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
       (Translation of financial statements originally issued in Spanish)

                                   ----------

20.      Shareholders' Equity

         During the 2002 and 2003 periods, changes in shareholders' equity accounts are as follows:



                                                         Paid-in       Price-level    Contributed       Other       Retained
                                                         capital       Restatement      surplus        reserves     earnings
                                                      --------------   -----------     -----------     ---------   -----------
                                                          ThCh$          ThCh$           ThCh$           ThCh$        ThCh$
                  2002
--------------------------------------------------
Balances as of December 31, 2001                         715,017,592             -     111,177,044     1,536,666   435,806,854
Transfer of 2001 net income to retained earnings                   -             -               -             -     4,111,658
Adjustment of foreign investment conversion reserve                -             -               -        98,484             -
Price-level restatement                                            -    -2,860,070        -444,708        -6,147    -1,759,674
Loss for the period                                                -             -               -             -             -
                                                      --------------   -----------     -----------     ---------   -----------
Balance as of March 31, 2002                             715,017,592    -2,860,070     110,732,336     1,629,003   438,158,838
                                                      --------------   -----------     -----------     ---------   -----------
Restated balances as of March 31, 2003                   743,122,953    -2,972,491     115,084,917     1,693,035   455,381,648
                                                      --------------   -----------     -----------     ---------   -----------

                  2003
--------------------------------------------------
Balances as of December 31, 2002                         736,468,120             -     114,512,356     1,924,736   451,465,216
Transfer of 2002 loss to retained earnings                         -             -               -             -   -17,680,376
Adjustment of foreign investment conversion reserve                -             -               -       248,324             -
Price-level restatement                                            -     3,682,341         572,561         9,624     2,168,924
Net income for the period                                          -             -               -             -             -
                                                      --------------   -----------     -----------     ---------   -----------
Balance as of March 31, 2003                             736,468,120     3,682,341     115,084,917     2,182,684   435,953,764
                                                      --------------   -----------     -----------     ---------   -----------

                                                       Accumulated    Net (loss)
                                                         deficit        income
                                                       development       for               Total
                                                         period       the period    shareholders'equity
                                                       -----------    ----------    -------------------
                                                         ThCh$          ThCh$             ThCh$
                  2002
--------------------------------------------------
Balances as of December 31, 2001                         -371,667      4,111,658         1,267,278,147
Transfer of 2001 net income to retained earnings                -     -4,111,658                     -
Adjustment of foreign investment conversion reserve             -              -                98,484
Price-level restatement                                     1,487              -            -5,069,112
Loss for the period                                             -      2,236,913             2,236,913
                                                      -----------    -----------   -------------------
Balance as of March 31, 2002                             -370,180      2,236,913         1,264,544,432
                                                      -----------    -----------   -------------------
Restated balances as of March 31, 2003                   -384,731      2,324,840         1,314,250,171
                                                      -----------    -----------   -------------------

                  2003
--------------------------------------------------
Balances as of December 31, 2002                                -    -17,680,376         1,286,690,052
Transfer of 2002 loss to retained earnings                      -     17,680,376                     -
Adjustment of foreign investment conversion reserve             -              -               248,324
Price-level restatement                                         -              -             6,433,450
Net income for the period                                       -      7,258,826             7,258,826
                                                      -----------    -----------   -------------------
Balance as of March 31, 2003                                    -      7,258,826         1,300,630,652
                                                      -----------    -----------   -------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

20.      Shareholders' Equity, continued:

         (a)      Paid-in capital:

                  As of March 31, 2003, the Company's paid-in capital is as follows:

Number of shares:

                No. of subscribed    No. of paid shares    No. of shares with
Series                shares                                 voting rights
------          -----------------    ------------------   --------------------
   A                  873,995,447           873,995,447            873,995,447
   B                   83,161,638            83,161,638             83,161,638
                -----------------    ------------------   --------------------

Paid-in capital:

                 Subscribed            Paid-in
                   Capital             Capital
Series              ThCh$               ThCh$
------           -----------         -----------
  A              672,480,822         672,480,822
  B               63,987,298          63,987,298
                 -----------         -----------

         (b)      Shareholder distribution:

                  In accordance with Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the distribution of shareholders based on their participation in the Company as of March 31, 2003 is as follows:

                                            Percentage of Total    Number of
                                                 holdings        shareholders
             Type of shareholder                     %
-----------------------------------------   -------------------  -------------
10% holding or more                                       64.33             2
Less than 10% holding:
  Investment equal to or exceeding UF 200                 34.96         2,421
  Investment under UF 200                                  0.71        12,148
                            Total                        100.00        14,571

Company controller                                        43.64             1

         (c)      Dividend policy:

                  As established in Law No. 18,046, except otherwise agreed upon at the General Shareholders' Meeting with the unanimous vote of the outstanding shares, when there is net income, at least 30% should be distributed as dividends.

                  On April 5, 2002, the Ordinary Shareholders' Meeting was informed of the dividend distribution policy proposed by the Board of Directors for 2002.

                  Distribution for 2002, of at least 30% of net income of the same year - percentage equal to that required by law - by means of a final dividend in May 2003, which will be proposed at the corresponding General Shareholders' Meeting.

                  On April 5, 2002, the General Shareholders' Meeting agreed to pay a dividend of ThCh$1,233,497 (historical) out of retained earnings and which was paid on May 15, 2002.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

20.      Shareholders' Equity, continued:

         (d)      Other reserves:

                  In 1994 the Company set up a reserve for the purchase of Invercom S.A. and Instacom S.A., in 1998 for the purchase of Sonda S.A. and its subsidiaries and since 2001 for the adjustment of Consorcio Telefonica de Brasil Celular Holding.

                                                   Amount

                                            December  Price-level    Net         Balance as of March
                                            31, 2002  restatement  Movement            31, 2003
               Company                        ThCh$       ThCh$      ThCh$                ThCh$
--------------------------------------     ---------- ----------- ----------     --------------------
96.720.710-1 Invercom S.A.                     41,007         205          -                   41,212
84.119.600-7 Instacom S.A.                     15,726          79          -                   15,805
83.628.100-4 Sonda S.A.                     1,401,666       7,008    250,731(1)             1,659,405
Foreign      TBS Participacion S.A.           466,337       2,332     (2,407)(1)              466,262
                                           ---------- ----------- ----------     --------------------
                                 Total      1,924,736       9,624    248,324                2,182,684
                                           ---------- ----------- ----------     --------------------

         (1) This movement corresponds to the net effect of the adjustment for conversion differences in accordance with Technical Bulletin No. 64 issued by the Chilean Accountants' Association.

(e)      Subsidiary development stage deficit:

         The General Ordinary Shareholders' Meeting held on April 5, 2002, approved absorption of the accumulated deficit in the development period as of December 31, 2001, for the subsidiaries Telefonica Gestion de Servicios Compartidos S.A. and Infoera S.A.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

21.      Income and Expenses:

         (a)      Operating revenues and expenses:

         The detail of operating revenue and expenses is as follows:

                                                                      2002             2003
                                                                      ThCh$            ThCh$
                                                                ---------------   --------------
Operating revenues
   Revenues from sale of services                                   200,412,461      182,875,575
   Revenues from sale of equipment and projects                      16,068,544       16,000,146
Total operating revenues                                            216,481,005      198,875,721
   Depreciation and amortization                                     65,701,990       64,902,367
   Salaries and employee benefits                                    21,494,742       12,943,915
   Cost of long distance services and interconnections               15,650,050       19,307,134
   Cost of sales of equipment and projects                            8,742,401        9,665,100
   Provision for doubtful accounts                                    4,302,886        6,804,142
   Contracts with third parties                                      12,803,276        9,574,544
   Cost of sales of information technology development                6,044,713                -
   Vehicle, office and equipment rentals                              3,226,500        2,691,315
   Materials (includes obsolescence provisions)                       1,836,423          631,028
   Pole rentals                                                       1,371,162        1,413,626
   Telephone directory printing                                       1,150,613        1,306,094
   Others                                                             5,937,035        5,106,731
                                                                ---------------   --------------
Total operating costs                                               148,261,791      134,345,996
                                                                ---------------   --------------
                      Gross profit                                   68,219,214       64,529,725
                                                                ---------------   --------------

                  Depreciation includes ThCh$ 4,382,408 and ThCh$ 4,865,204 in 2002, 2003, respectively, for capitalized interest.

         (b)      Other non-operating income:
                  The breakdown of other non-operating income is as follows:

                                                                        2002           2003
                                                                        ThCh$          ThCh$
                                                                   --------------  -------------
Other Income

Provision for adjustment to market value for Terra Network                      -      1,344,770
Net gain on sale of shares                                              2,076,861              -
Real estate rental                                                              -         43,297
Others                                                                     54,057        402,092
                                                                   --------------  -------------
                              Total                                     2,130,918      1,790,159
                                                                   --------------  -------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

21.      Income and Expenses continued:

         (c)      Other non-operating expenses:

           The detail of other non-operating expenses is as follows:

                                                                        2002           2003
                                                                        ThCh$          ThCh$
                                                                   --------------  -------------
Other Expenses:

Lawsuit indemnities and other provisions                                  866,888        412,006
Depreciation and retirement of out of service property, plant
 and equipment (1)                                                        455,081        740,999
Income from subsidiaries in prior years                                   124,388              -
Unprovided taxes                                                          152,678         47,549
Provision for decrease in market value - Terra Networks S.A.              464,268              -
Difference in tax recovery                                                 80,297              -
Others                                                                  1,302,104        594,353
                                                                   --------------  -------------
                             Total                                      3,445,704      1,794,907
                                                                   --------------  -------------

         (1) This account is mainly constituted by depreciation of the Cable TV network in La Serena and Concepcion (assets that are temporarily out of service) which were not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

22.      Price-level restatement:

         The detail of price-level restatement is as follows:

                                                                      2002           2003
            Assets (Charges) Credits                  Indexation      ThCh$          ThCh$
--------------------------------------------------- ------------- ------------- ---------------
Inventories                                              C.P.I.        (108,369)         46,698
Other current assets                                     C.P.I.         (28,114)        182,897
Other current assets                                      U.F.        1,441,458      (1,250,785)
Short and long-term deferred taxes                       C.P.I.        (652,714)        733,606
Property, plant and equipment                            C.P.I.      (8,315,088)      9,518,176
Investments in related companies                         C.P.I.      (1,746,682)        204,111
Goodwill                                                 C.P.I.        (845,129)        901,658
Long-term receivables                                    C.P.I.         (92,780)              -
Long-term receivables                                     U.F.          876,128        (110,724)
Other long-term assets                                   C.P.I.        (125,842)        127,721
Other long-term assets                                    U.F.            5,013         434,358
Expense accounts                                         C.P.I.         (99,881)      1,002,065
                                                                  ------------- ---------------
                   Total Credits                                     (9,692,000)     11,789,781
                                                                  ------------- ---------------


                                                                       2002           2003
Liabilities - Shareholders' Equity (Charges) Credits  Indexation       ThCh$          ThCh$
---------------------------------------------------- ------------ ------------- ---------------
Short-term obligations                                   C.P.I.         (28,803)         17,668
Short-term obligations                                    U.F.          657,462      (1,060,989)
Long-term obligations                                    C.P.I.           9,567          (6,187)
Long-term obligations                                     U.F.        1,937,149        (742,378)
Minority interest                                        C.P.I.         156,919               -
Shareholders' equity                                     C.P.I.       5,268,365      (6,433,450)
Revenue accounts                                         C.P.I.          49,288      (1,521,143)
                                                     ------------ ------------- ---------------
                   Total Charges                                      8,049,947      (9,746,479)
                                                     ------------ ------------- ---------------

Income (loss) from price-level restatement, net                      (1,642,053)      2,043,302

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

23.      Exchange differences:

         The detail of exchange differences is as follows:

                                                              2002           2003
             Assets (Charges) Credits         Currency        ThCh$          ThCh$
--------------------------------------      ------------   -----------    ------------
Inventories                                      US$           (44,997)              -
Other current assets                             US$         1,701,421       5,963,346
Other current assets                            EURO            (5,538)         66,305
Property, plant and equipment                    US$               150               -
Long-term receivables                            US$           680,902       4,682,471
Other long-term assets                           US$            78,570          62,079
Other long-term assets                          EURO            (8,367)         19,337
Prepaid expenses                                 US$                27               -
                                                           -----------    ------------
                    Total Credits                            2,402,168      10,793,538
                                                           -----------    ------------

                                                               2002           2003
     Liabilities (Charges) Credits            Currency        ThCh$          ThCh$
--------------------------------------      ------------- ------------- ---------------
Short-term obligations                            US$        (3,872,354)      2,060,202
Short-term obligations                           EURO          (752,251)         22,139
Short-term obligations                           OTRAS               86               -
Long-term obligations                             US$          (963,645)    (12,543,806)
Long-term obligations                            EURO           752,251        (286,622)
                                                          ------------- ---------------
                    Total Charges                            (4,835,913)    (10,748,087)
                                                          ------------- ---------------

Income (loss), net, from exchange differences                (2,433,745)         45,451

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

24.      Issuance and placement of shares and debt expense:

         The detail of this item is as follows:

                                                            Short-term                      Long-term
                                                    --------------------------  -----------------------------
                                                        2002          2003           2002           2003
                                                        ThCh$         ThCh$          ThCh$          ThCh$
                                                    -----------  -------------  -------------  --------------
Disbursements made for issuance of bond placement     1,796,996      1,769,499      5,726,338       3,782,902
Higher discount rate of bonds to be amortized         1,234,448        683,330      7,093,579       4,467,617
                                                    -----------  -------------  -------------  --------------
                      Total                           3,031,444      2,452,829     12,819,917       8,250,519
                                                    -----------  -------------  -------------  --------------

         These items are classified in Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective bonds, as described in Note 16 "Obligation with the public".

25.      Cash Flows:

         Financing and investment activities that did not generate cash flows during the year, but that involve future cash flows are as follows:

         a) Financing activities: The detail of financing activities that commit future cash flows is as follows:

                           Loans paid                  - see note 14 and 15
                           Bonds payable               - see note 16

         b) Investment Activities: Investment activities that commit future cash flows are as follows:

                                                 Maturity         ThCh$
                                                ---------      ----------
Other investment income from maturity of           2004         7,144,384
PRD, Zero and BCD:                                 2005        57,012,764
                                                   2007         4,407,398
                                                   2008         8,885,748

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

26.      Derivative Contracts:

         The breakdown of derivative contracts is as follows:

                                                              MATURITY                             PURCHASE
      TYPE OF            TYPE OF          CONTRACT               OR               SPECIFIC           SALE
    DERIVATIVE          CONTRACT           VALUE              EXPIRY               ITEM           POSITION
--------------------  -------------      -----------      ---------------       -------------      ---------
             FR            CCPE          220,000,000       II Quart. 2003       Exchange rate         P

             FR            CCPE          177,600,000      III Quart. 2003       Exchange rate         P

             FR            CCPE          203,300,000       IV Quart. 2003       Exchange rate         P

             FR            CCPE          213,700,000        I Quart. 2004       Exchange rate         P

             FR            CCPE           51,000,000       II Quart. 2004       Exchange rate         P

             FR            CCPE           80,000,000      III Quart. 2004       Exchange rate         P

             FR            CCPE           40,000,000       IV Quart. 2004       Exchange rate         P

             FR            CCPE           15,000,000        I Quart. 2005       Exchange rate         P

             FR            CCPE           25,000,000        I Quart. 2005       Exchange rate         P

             FR            CCPE           19,000,000      III Quart. 2006       Exchange rate         P

             FR            CCPE          144,400,000      III Quart. 2004       Exchange rate         P

             FR            CCPE           16,000,000       II Quart. 2003       Exchange rate         P

             FR            CCPE           13,000,000      III Quart. 2003       Exchange rate         P

             FR            CCPE            9,000,000       IV Quart. 2003       Exchange rate         P

             FR            CCPE           13,000,000       I Quart. 2004        Exchange rate         P

             FR            CCPE           16,000,000       II Quart. 2004       Exchange rate         P

      Zero Cost Collar     CCPE          225,000,000       IV Trim. 2003        Interest rate         P

             S             CCPE          100,000,000       III Trim. 2004       Interest rate         P

------------------------------------------------------------------------------------------------------------

Income to be deferred for exchange
insurance to be amortized Costs to be
deferred for exchange insurance to be
amortized Exchange insurance expired
during the year ( net )
------------------------------------------------------------------------------------------------------------
                  Total
------------------------------------------------------------------------------------------------------------

                                                                                                   AFFECTED ACCOUNTS
                                                                                              ----------------------------
                                                                                   VALUE
                                        PROTECTED ITEM                               OF               ASSET / LIABILITY
                                        OR TRANSACTION                           PROTECTED    ---------------------------------
       TYPE OF          TYPE OF      ------------------------------------          ITEM                             AMOUNT
     DERIVATIVE        CONTRACT             NAME                AMOUNT            ThCh$          NAME               ThCh$
--------------------  -------------  -------------------  ---------------       -------------   -------------    --------------
             FR            CCPE           Oblig. in US$        220,000,000       160,943,200       asset           160,943,200
                                                                                                 liability        -152,993,118
             FR            CCPE           Oblig. in US$        177,600,000       129,925,056       asset           129,925,056
                                                                                                 liability        -127,230,698
             FR            CCPE           Oblig. in US$        203,300,000       148,726,148       asset           148,726,148
                                                                                                 liability        -148,597,475
             FR            CCPE           Oblig. in US$        213,700,000       156,334,372       asset           156,334,372
                                                                                                 liability        -153,855,345
             FR            CCPE           Oblig. in US$         51,000,000        37,309,560       asset            37,309,560
                                                                                                 liability         -37,063,651
             FR            CCPE           Oblig. in US$         80,000,000        58,524,800       asset            58,524,800
                                                                                                 liability         -59,964,811
             FR            CCPE           Oblig. in US$         40,000,000        29,262,400       asset            29,262,400
                                                                                                 liability         -29,369,627
             FR            CCPE           Oblig. in US$         15,000,000        10,973,400       asset            10,973,400
                                                                                                 liability         -10,589,143
             FR            CCPE           Oblig. in US$         25,000,000        18,289,000       asset            18,289,000
                                                                                                 liability         -18,711,837
             FR            CCPE           Oblig. in US$         19,000,000        13,899,640       asset            13,899,640
                                                                                                 liability         -13,447,462
             FR            CCPE          Oblig. in EURO        144,400,000       115,135,896       asset           115,135,896
                                                                                                 liability        -110,044,357
             FR            CCPE           Oblig. in US$         16,000,000        11,704,960       asset            11,704,960
                                                                                                 liability         -11,707,590
             FR            CCPE           Oblig. in US$         13,000,000         9,510,280       asset             9,510,280
                                                                                                 liability          -9,238,690
             FR            CCPE           Oblig. in US$          9,000,000         6,584,040       asset             6,584,040
                                                                                                 liability          -6,562,980
             FR            CCPE           Oblig. in US$         13,000,000         9,510,280       asset             9,510,280
                                                                                           0     liability          -9,454,580
             FR            CCPE           Oblig. in US$         16,000,000        11,704,960       asset            11,704,960
                                                                                                 liability         -11,915,520
      Zero Cost Collar     CCPE           Oblig. in US$        225,000,000                -        asset            -1,281,933

             S             CCPE          Oblig. in EURO        100,000,000                -        asset             2,098,976
--------------------------------------------------------------------------------------------------------------------------------

Income to be deferred for exchange                                                               liability          -2,033,282
insurance to be amortized Costs to be                                                              asset             1,719,650
deferred for exchange insurance to be
amortized Exchange insurance expired
during the year ( net )
--------------------------------------------------------------------------------------------------------------------------------
                  Total
--------------------------------------------------------------------------------------------------------------------------------

                                            AFFECTED ACCOUNTS
                                      ----------------------------

                                              EFFECT ON INCOME
                                      ------------------------------
          TYPE OF        TYPE OF                          UNREALIZED
         DERIVATIVE      CONTRACT        REALIZED            ThCh$
---------------------------------------------------------------------
             FR            CCPE                             2,187,532

             FR            CCPE                             1,996,959

             FR            CCPE                             2,356,287

             FR            CCPE                             1,772,681

             FR            CCPE                              -177,854

             FR            CCPE                             1,053,448

             FR            CCPE                               524,360

             FR            CCPE                               309,805

             FR            CCPE                               530,026

             FR            CCPE                               542,760

             FR            CCPE                             4,519,682

             FR            CCPE                                67,200

             FR            CCPE                               168,350

             FR            CCPE                               116,550

             FR            CCPE                               244,130

             FR            CCPE                               -38,310

      Zero Cost Collar     CCPE          -477,693             447,747

             S             CCPE          -542,314          -1,397,094

---------------------------------------------------------------------

Income to be deferred for exchange         49,724             788,081
insurance to be amortized Costs to be    -208,605            -627,908
deferred for exchange insurance to be   2,420,392
amortized Exchange insurance expired
during the year ( net )
---------------------------------------------------------------------
                  Total                 1,241,504          15,384,432
---------------------------------------------------------------------

Types of derivatives:                    Type of Contract:

FR: Forward                              CCPE: Hedge contract for existing items
S : Swap

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

27.      Contingencies and restrictions:

         a)       Lawsuits:

                  (i) Complaint filed by Profesionales Temporales Ltda
                      (Protempore Ltda.):

                           On January 2, 1998, the Company was notified of a complaint filed by Protempore Ltda. with the 15th Civil Court of Santiago for cancellation of contract with damage indemnity amounting to ThCh$ 7,885,711.

                           By sentence dated June 28, 2002, the court rejected all parts of the complaint and damage indemnity filed by Protempore and accepted the counterclaim filed by Telefonica CTC Chile, declaring cancellation of the contracts due to non-compliance by the former, sentencing them to indemnify all payments made by the Company as a consequence of their non-compliance. Protempore filed a motion to vacate and appeal against this sentence, which is underway (Case No. 4958-1997).

                  (ii) Complaint filed by VTR Telefonica S.A.:

                           On June 30, 2000 VTR Telefonica S.A. filed a complaint in plenary suit for pesos charged for access charges of Ch$ 2,203 million, based on the differences that would originate when access charge rates were reduced due to the dictation of Tariff Decree No. 187 of Telefonica CTC. The first instance sentence accepted VTR's complaint and compensation alleged by Telefonica CTS. The Company filed a motion to vacate and appeal that is currently underway.

                  (iii) Labor lawsuits:

                           In the normal course of business of the Company there have been labor lawsuits filed against it.

                           To date, among others, there are certain labor lawsuits involving 27 former employees who claim wrongful dismissal. These employees did not sign releases or receive staff severance indemnities. First instance sentences have been handed down in two of these lawsuits, accepting the complaint. They have been appealed by the Company. The Company has obtained favorable sentencing in a third lawsuit, with the Supreme Court ratifying a previous verdict by the Court of Appeals of Concepcion which accepted the Company's arguments.

                           In addition there are other lawsuits involving 116 former employees who have been paid their staff severance indemnities and have signed their releases, who in spite of having accepted voluntary retirement plans or having been terminated due to the Company's needs, intend to obtain a declaration of nullity. Of these lawsuits, two have been decided in favor of the Company, rejecting the nullity.

                           Certain syndicates have filed complaints before the Santiago Labor Courts, requesting indemnity for various concepts.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

27.      Contingencies and restrictions, continued:

                  (iv) Complaint from the Regional Direction of Metropolitan
                       Customs (Direccion Regional de Aduanas Metropolitanas):

                           The Regional Direction of Metropolitan Customs filed charges against subsidiary Telefonica Movil S.A. for certain regulatory infractions in importing telecommunications equipment, amounting to a total of US$ 5,070,649.44. In this respect it should be noted that it is the opinion of management and legal counsel, that the loss contingency in relation to the original estimation has been reduced by 90%, since should the first verdict be confirmed, the charges filed and regulatory infractions claimed could not be determined for an amount exceeding 10% of the indicated amounts.

                           In Management's opinion and that of internal legal counsel, the risk of the Company being ordered to pay indemnities in the amounts claimed in the lawsuits mentioned previously is remote. Management considers it improbable that the Company's revenues and shareholders' equity will be significantly affected by these loss contingencies. Therefore no provision has been set up in connection with the indemnities claimed.

                  (v) Complaint against the Chilean Government:

                           Telefonica CTC Chile continued its efforts to have illegalities incurred in drafting Decree 187 which set its rates corrected. The presentation of an administrative replacement recourse is emphasized. Subsequent to the negative response from the Authority, Telefonica CTC Chile filed an indemnity complaint against the Government for illegalities incurred in the process of setting rates

                           The complaint was for US$274 million, plus readjustments and interest, and covers past and future damages until May 2004, due to having to charge lower rates than those that should legally have been set.

                           The Third Civil Court of Santiago accepted the complaint, and notified the Government. Once the answer from the Government had been received, as well as the answer and rejoinder with which the discussion period ends, the Court of Justice dictated the writ of evidence, setting the pertinent, substantial and disputed evidence. To date the complaint is at the evidence stage, within which Telefonica CTC Chile has rendered abundant testimonial evidence.

         b)       Financial covenants:

                  In order to develop its investment plans, the Company has obtained financing both from the local market and the foreign market (Notes 14, 15 and 16), that establish among others: maximum debt clauses for the Company, interest cover and cash flow.

                  The maximum debt ratio for these contracts is 1.60, while the interest coverage ratio cannot be less than 3.00 and, lastly, the cash flows ratio must be equal to or exceed 0.166.

                  Non compliance with these clauses implies that all obligations assumed in those financing contracts will become due.

                  As of March 31 2003, the Company meets all financial covenants.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

                                   ----------

27.      Contingencies and restrictions, continued:

         c)       Perfomance bonds for frequencies awarded to Telefonia Movil.

                  On July 18, 2002 three 10 Mhz frequencies on the 1,900 Mhz band were put out to tender. Telefonica Movil de Chile was awarded two frequencies (20 Mhz) for UF 544,521 equivalent to US$ 12.8 million. Therefore, Telefonica Movil de Chile has had to issue perfomance bonds, obtained from its banks, in favor of the Telecommunications Subsecretary for amounts similar to those mentioned earlier.

         d)       Contracts with Sonda S.A.

                  In September 2002, Telefonica CTC Chile through its subsidiary Telefonica Empresas, sold and transferred 25% ownership of Sonda S.A. to Inversiones Pacifico Limitada and Inversiones Santa Isabel Limitada, companies related to Mr. Andres Navarro. In addition, the Company signed an agreement with Inversiones Santa Isabel Limitada, which grants various rights and obligations to both parties in the sales option for the remaining 35% of Sonda, which are detailed in note 2d.

         e)       PCS-1900 network project contract:

                  During 2002, the subsidiary Telefonica Movil de Chile S.A. signed contracts related to the PCS-1900 network project for approximately ThUS$ 53,000.

28.      Third party guarantees:

                  a)       Purchase of VTR L.D. S.A.

                  In relation to the purchase of VTR L.D. S.A. (CTC Globus S.A.), VTR S.A. (in which Telefonica CTC Chile S.A. does not participate), declared that regarding any contingency that originated before the purchase and sale contract (dated October 14, 1998) and that was not declared at that time, VTR S.A. shall be solely and exclusively responsible for settling it up to approximately US$10 million, granting guarantees to cover said contingencies. Those guarantees expired on March 27, 2001.

                  On December 26, 2001 the parties renewed the guarantees for US$ 2.5 million, and which expire on December 27, 2003.

                  On June 14, 2002, the parties signed a release which resulted in a payment by VTR S.A. amounting to US$ 2 million.

                  b)       Commitment to sell ownership in Sonda S.A.

                  Inversiones Santa Isabel Limitada, signed an agreement with Telefonica Empresas that give it a sales option for 35% of Sonda (as described in note 2d). To guarantee faithful and timely compliance with the obligations derived from the option contract, Inversiones Santa Isabel Limitada issued bank guarantees in favor of Telefonica Empresas for UF 1,983,185. These guarantees will remain in custody until August 26, 2003 and must be renewed within the following 20 days for UF 2,003,260, bearing in mind that they must be sight and renewed with a maturity date of September 26, 2004. Subsequently, during September 2004 they must once again be renewed until Sept 26, 2005 for UF 2,048,885 with an execution procedure similar to the one previously described.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

29. Local and Foreign Currency:

    A summary of the assets in local and foreign currency is as follows:

Description                                                             Currency              2002             2003
                                                                                             ThCh$             ThCh$
-----------                                                        -------------------   ---------------   ---------------
Total  current assets:                                                                       653,256,189       495,188,092

  Cash                                                             Non-indexed Ch$            13,080,545        11,120,667
                                                                   Dollars                     1,365,553         3,203,629
                                                                   Euros                         265,032           116,302
  Time deposits                                                    Indexed Ch$                   606,760           264,640
                                                                   Non-indexed Ch$            18,213,880        16,794,213
                                                                   Dollars                       193,491        14,637,884
  Marketable securities                                            Indexed Ch$                15,951,345           130,957
                                                                   Non-indexed Ch$                   782           149,315
                                                                   Dollars                    28,375,215        80,955,144
                                                                   Euros                               -        10,927,639
                                                                   Other currencies            3,979,237                 -
  Notes and accounts receivable (a)                                Indexed Ch$                 5,651,489         4,828,235
                                                                   Non-indexed Ch$           272,346,505       231,127,899
                                                                   Dollars                     6,140,578                 -
  Notes and accounts receivable from related companies             Non-indexed Ch$             9,153,116         8,893,908
                                                                   Dollars                       203,952        11,991,683
  Other current assets          (b)                                Indexed Ch$                88,289,541        48,475,732
                                                                   Non-indexed Ch$           169,025,548        30,120,711
                                                                   Dollars                    19,949,252        21,000,985
                                                                   Euros                         464,368           448,549
Total property, plant and equipment:                                                      2,085,993,119     1,916,528,487
  Property, plant and equipment and accumulated depreciation       Indexed Ch$             2,085,993,119     1,916,528,487
Total other long-term assets                                                                 303,877,462       299,078,328
  Investment in related companies                                  Indexed Ch$                11,974,311        42,272,274
                                                                   Dollars                     4,511,742                 -
  Investment in other companies                                    Indexed Ch$                     3,697             3,835
                                                                   Dollars                       688,498                 -
  Goodwill                                                         Indexed Ch$               206,126,560       176,575,881
  Other long-term assets        (c)                                Indexed Ch$                48,268,379        42,517,620
                                                                   Non-indexed Ch$             8,714,827        11,070,712
                                                                   Dollars                    22,931,595        26,451,109
                                                                   Euros                         657,853           186,897
                                                                                         ---------------   ---------------
Total assets                                                                               3,043,126,770     2,710,794,907
                                                                                         ---------------   ---------------
                                                                   Indexed Ch$             2,462,865,201     2,231,597,661
                                                                   Non-indexed Ch$           490,535,203       309,277,425
                                                                   Dollars                    84,359,876       158,240,434
                                                                   Euros                       1,387,253        11,679,387
                                                                   Other currencies            3,979,237                 -

(a) Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Misellaneous Accounts Receivable.

(b) Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c) Includes the following balance sheet accounts: Long-term Debtors, Notes and Accounts Receivable from Related Companies, Intangibles, Amortization and Others.

(1) COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

29.Local and foreign currency, continued

A summary of the current liabilities in local and foreign currency is as follows:

                                                                                         Up to 90 days
                                                                     --------------------------------------------------
                                                                               2002                        2003
                                                                     --------------------------------------------------
                                                                                    Average                    Average
           DESCRIPTION                               Currency                        annual                     annual
                                                                        Amount      interest       Amount      interest
                                                                        ThCh$         %            ThCh$          %
-----------------------------------------------      --------        ------------   --------   -------------   --------
  Short-term obligations with banks and
     financial institutions                      Indexed Ch$           10,875,142       5.99       9,231,057       1.56
                                                 $ no reajustable         428,248          -               -          -
                                                 Dollars                  468,318      21.55               -          -
  Short-term portion of obligations with
     banks and financial institutions            Indexed Ch$           17,685,214       6.24      10,467,579       1.83
                                                 Dollars                        -          -       2,486,998          -

Bonds payable                                    Indexed Ch$           10,563,306       5.82       5,311,704       5.85
                                                 Dollars                        -          -               -          -
                                                 Euros                          -          -               -          -
  Long-term obligations maturing
     within a year                               Indexed Ch$              454,343       9.40         126,949       8.09
  Notes and accounts payable to related parties  Indexed Ch$              131,308          -         392,736          -
                                                 Non-indexed Ch$        8,398,786          -       8,649,265          -
                                                 Dollars                        -          -               -          -
  Other current liabilities    (d)               Indexed Ch$            5,662,786          -       2,092,917          -
                                                 Non-indexed Ch$      237,007,491          -     182,906,480          -
                                                 Dollars               11,677,368          -       3,144,245          -
                                                                     ------------   --------   -------------   --------
TOTAL CURRENT LIABILITIES                                             303,352,310          -     224,809,930          -
                                                                     ------------   --------   -------------   --------

Subtotal  by currency                            Indexed Ch$           45,372,099          -      27,622,942          -
                                                 Non-indexed Ch$      245,834,525          -     191,555,745          -
                                                 Dollars               12,145,686          -       5,631,243          -
                                                 Euros                          -          -               -          -


                                                                                       90 days up to 1 year
                                                                     --------------------------------------------------
                                                                                  2002                      2003
                                                                     --------------------------------------------------
                                                                                    Average                    Average
           DESCRIPTION                               Currency                        annual                     annual
                                                                        Amount      interest       Amount      interest
                                                                        ThCh$         %            ThCh$          %
-----------------------------------------------      --------        ------------   --------   -------------   --------
  Short-term obligations with banks and
     financial institutions                      Indexed Ch$             8,667,913       5.39              -          -
                                                 $ no reajustable                -          -              -          -
                                                 Dollars                 2,194,890       3.99              -          -
  Short-term portion of obligations with
     banks and financial institutions            Indexed Ch$             3,809,107       7.89              -          -
                                                 Dollars               149,354,388       3.14    136,020,325       2.31

Bonds payable                                    Indexed Ch$            14,425,921       6.31      2,198,782       5.61
                                                 Dollars                 4,907,984          -      5,298,549          -
                                                 Euros                   4,245,069          -      4,052,239          -
  Long-term obligations maturing
     within a year                               Indexed Ch$               182,742       8.51        358,281       8.09
  Notes and accounts payable to related parties  Indexed Ch$                     -          -              -          -
                                                 Non-indexed Ch$                 -          -              -          -
                                                 Dollars                 6,619,697       3.00              -          -
  Other current liabilities    (d)               Indexed Ch$            20,664,153          -      4,907,388          -
                                                 Non-indexed Ch$         2,005,027          -        251,530          -
                                                 Dollars                   405,496          -              -          -
                                                                     -------------   --------  -------------   --------
TOTAL CURRENT LIABILITIES                                              217,482,387          -    153,087,094          -
                                                                     -------------   --------  -------------   --------

Subtotal  by currency                            Indexed Ch$            47,749,836          -      7,464,451          -
                                                 Non-indexed Ch$         2,005,027          -        251,530          -
                                                 Dollars               163,482,455          -    141,318,874          -
                                                 Euros                   4,245,069          -      4,052,239          -


(d) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings taxes, Unearned Income and Other current liabilities.

         COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

29.   Local and foreign currency, continued

A summary of the long-term liabilities in local and foreign currency is as follows:

                                                                    1 to 3 years                3 to 5 years
                                                               ------------------------   ------------------------
                                                                        2002                       2002
                                                               ------------------------   ------------------------
                                                                               Average                    Average
                                                                                annual                     annual
                                                                               interest                   interest
                                                                   Amount        rate         Amount        rate
                                                               -------------   --------   -------------   --------
                                                                    ThCh$          %          ThCh$          %
 LONG-TERM LIABILITIES

   Obligations with banks and
   financial institutions                Indexed Ch$              67,464,312       7.99               -          -
                                         Dollars                 290,724,193       2.70     102,756,996       2.95
                                         Other currencies             13,634      11.75           7,405      11.75
   Bonds payable                         Indexed Ch$              36,561,412       6.05      31,635,453       6.12
                                         Dollars                           -          -     272,672,645       8.00
                                         Euros                   118,677,038       5.38               -          -
   Other long-term liabilities           Indexed Ch$              37,947,407          -       8,021,908          -
                                         Non-indexed Ch$           9,814,409          -       4,871,693          -
                                         Dollars                  29,745,951       3.00               -          -
                                                               -------------   --------   -------------   --------
TOTAL LONG-TERM LIABILITIES                                      590,948,356          -     419,966,100          -
                                                               -------------   --------   -------------   --------

Subtotal by currency                     Indexed Ch$             141,973,131          -      39,657,361          -
                                         Non-indexed Ch$           9,814,409          -       4,871,693          -
                                         Dollars                 320,470,144          -     375,429,641          -
                                         Euros                   118,677,038          -               -          -
                                         Other currencies             13,634          -           7,405          -

                                                                   5 to 10 years              over 10 years
                                                               -----------------------   -----------------------
                                                                       2002                       2002
                                                               -----------------------   -----------------------
                                                                              Average                     Tasa
                                                                               annual                    interes
                                                                              interest                   promedio
                                                                   Amount       rate          Monto       anual
                                                                ------------   --------   ------------   --------
                                                                   ThCh$          %            M$          %
 LONG-TERM LIABILITIES

   Obligations with banks and
   financial institutions                Indexed Ch$                      -          -              -          -
                                         Dollars                          -          -              -          -
                                         Other currencies            27,174      11.75              -          -
   Bonds payable                         Indexed Ch$             48,432,557       6.35     60,687,338       6.51
                                         Dollars                          -          -              -          -
                                         Euros                            -          -              -          -
   Other long-term liabilities           Indexed Ch$             18,050,990          -     13,575,403          -
                                         Non-indexed Ch$          1,846,842          -     16,374,990          -
                                         Dollars                          -          -              -          -
                                                               ------------   --------   ------------   --------
TOTAL LONG-TERM LIABILITIES                                      68,357,563          -     90,637,731          -
                                                               ------------   --------   ------------   --------

Subtotal by currency                     Indexed Ch$             66,483,547          -     74,262,741          -
                                         Non-indexed Ch$          1,846,842          -     16,374,990          -
                                         Dollars                          -          -              -          -
                                         Euros                            -          -              -          -
                                         Other currencies            27,174          -              -          -

                                                                      1 to 3 years               3 to 5 years
                                                               ------------------------   ------------------------
                                                                           2003                       2003
                                                               ------------------------   ------------------------
                                                                                Average                   Average
                                                                                annual                     annual
                                                                               interest                   interest
                                                                   Amount        rate         Amount       rate
                                                               -------------   --------   -------------   --------
                                                                    ThCh$         %            ThCh$          %
 LONG-TERM LIABILITIES

   Obligations with banks and
     financial institutions              Indexed Ch$              59,665,698       5.60               -          -
                                         Dollars                 249,813,773       2.70     109,734,000       2.38
   Bonds payable                         Indexed Ch$               7,865,040       5.79       9,899,416       5.99
                                         Dollars                 146,312,000       7.63     146,312,000       8.38
                                         Euros                   115,136,896       5.38               -          -
   Other long-term liabilities           Indexed Ch$              11,217,358          -      11,575,708          -
                                         Non-indexed Ch$           4,196,542          -         441,617          -
                                         Dollars                  24,829,309       3.00               -          -
                                                               -------------   --------   -------------   --------
TOTAL LONG-TERM LIABILITIES                                      619,036,616          -     277,962,741          -
                                                               -------------   --------   -------------   --------
Subtotal by currency                     Indexed Ch$              78,748,096          -      21,475,124          -
                                         Non-indexed Ch$           4,196,542          -         441,617          -
                                         Dollars                 420,955,082          -     256,046,000          -
                                         Euros                   115,136,896          -               -          -

                                                                    5 to 10 years              over 10 years
                                                              -----------------------   -----------------------
                                                                         2003                      2003
                                                              -----------------------   -----------------------
                                                                              Average                  Average
                                                                              annual                    annual
                                                                             interest                  interest
                                                                 Amount        rate        Amount        rate
                                                              ------------   --------   ------------   --------
                                                                  ThCh$         %           ThCh$         %
 LONG-TERM LIABILITIES

   Obligations with banks and
        financial institutions           Indexed Ch$                     -          -              -          -
                                         Dollars                         -          -              -          -
   Bonds payable                         Indexed Ch$            33,648,935       6.19     54,831,791       6.56
                                         Dollars                         -          -              -          -
                                         Euros                           -          -              -          -
   Other long-term liabilities           Indexed Ch$            14,565,972          -     13,633,386          -
                                         Non-indexed Ch$         1,044,118          -     16,378,754          -
                                         Dollars                         -          -              -          -
                                                               -------------   --------   -------------   --------
TOTAL LONG-TERM LIABILITIES                                     49,259,025          -     84,843,931          -
                                                               -------------   --------   -------------   --------
Subtotal by currency                     Indexed Ch$            48,214,907          -     68,465,177          -
                                         Non-indexed Ch$         1,044,118          -     16,378,754          -
                                         Dollars                         -          -              -          -
                                         Euros                           -          -              -          -

(e) Includes the following balance sheet accounts: Notes and accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred Taxes, Other Liabilities.

          COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

30.      Sanctions:

                  Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during the 2003 period.

31.      Subsequent Events:

         a)       VTR access charges complaint:

                  On April 7, 2003, the Supreme Court confirmed the sentence dictated by the Court of Appeals which rejected the Protection Recourse filed by the Company against Resolution No. 1726, of 2002, issued by the Telecommunications Subsecretary (Subtel), which orders the Company to correct the situation claimed by VTR derived from appealing the invoice in the amount of Ch$ 78 million for access charges during the period from June 25 to 30, 2002, issued by VTR without the agreements contained in the Interconnection Agreement signed by the parties on March 3, 1997. The Court of Appeals verdict states that what was ordered by Subtel is notwithstanding whatever is decided by a competent court in another lawsuit.

                  On April 15, 2003, the company filed their reply against Ordinary Official Letter 36.396 dated October 17, 2002 before the Minister of Transport and Telecommunications, requesting that the charge formulated by Subtel for not having complied with Resolution No. 1726 be voided.

                  Notwithstanding the administrative procedure file with the Minister, the Company will exercise all judicial actions to have the connective character of the "Interconnection Agreement" entered into with VTR in March 1997 pronounced.

         b)       Dividend distribution policy:

                  At the Ordinary Shareholders' Meeting held on April 4, 2003, the Board of Directors reported the dividend distribution policy for 2003. The policy shall be to distribute for 2003 approximately 30% of net income earned during the year, by distributing a final dividend in May 2004.

         c) Resignation and designation of the Company's Director and Vice President

                  On April 22, Mr. Jacinto Diaz Sanchez submitted his resignation as Director and Vice President of "Telefonica CTC Chile". On that same date the Board of Directors designated Mr. Jose Maria Alvarez - Pallete as his replacement.

         d) In the period from April 1 to April 29, 2003, there have been no other significant subsequent events that affect these consolidated financial statements.

          COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       (Translation of financial statements originally issued in Spanish)

32.      Environment:

                  In management's opinion and in the opinion of in-house legal counsel, the nature of the Company's operations do not directly or indirectly affect the environment; therefore, as of the closing date of these consolidated financial statements, no resources have been committed or payments made for non-compliance of municipal ordinances or of those of other supervisory bodies.

33.      Accounts payable:

         The detail of the accounts payable balance is as follows:

                                                        2002           2003
                                                       ThCh$           ThCh$
                                                    ------------   ------------
Suppliers
   Local                                             128,020,108    119,114,820
   Foreign                                            10,788,310      3,890,079
Carrier service                                        7,308,379      7,394,420
Accrual of completion percentage                      34,339,733     29,795,927
                                                    ------------   ------------
              Total                                  180,456,530    160,195,246
                                                    ------------   ------------

         Alejandro Espinoza Querol                  Claudio Munoz Zuniga

              General Accountant                        General Manager

          COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES


           REASONED ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2003

Reasoned Analysis of the Consolidated                                          2

                                            TABLE OF CONTENTS
1.       Highlights..............................................................................       3

2        Volume statistics, property, plant & equipment and statements of income.................       6

3.       ANALYSIS OF RESULTS FOR THE PERIOD

         3.1      Operating Income...............................................................       8
         3.2      Non-operating income...........................................................       9
         3.3      Net Income for the Year........................................................      10

4.       Results by business area................................................................      10

5.       Statement of cash flows.................................................................      12

6.       Financial indicators....................................................................      13

7.       Explanation of the main differences between market
         or economic value and the book value of the company's assets............................      14

8.       Regulatory issues.......................................................................      14

9.       Analysis of markets, competition and relative participation.............................      18

10.      Analysis of market risk.................................................................      22

Reasoned Analysis of the Consolidated                                          3

1.       HIGHLIGHTS

         Results for the Period and Business Figures for the Company

         As of March 31, 2003, Telefonica CTC Chile recorded consolidated net income of Ch$ 7.259 million, figure which compares positively with net income of Ch$ 2,325 million obtained as of March 31 of the previous year.

         At an operating level, the income of Telefonica CTC Chile reached Ch$ 32,874 million. It should be noted that for comparison purposes, the first quarter of 2002 includes the contribution of subsidiary Sonda in the Company's consolidated income.

         After excluding the effects of Sonda on operating income for the previous year, as detailed below, revenues increased by 3.2% influenced by the 11.3% growth in mobile services income, the 1.2% increase in income from local telephone services and the 8.5% increase in corporate communications. EBITDA grew by 1.0%, whereas consolidated operating income decreased by 2.1%, which translates into an operating margin of 16.5%.

                            Adjusted Operating Income

                                  2002         2003       % Variation
                                ---------    --------    -------------

         Revenues                 192,651     198,876              3.2%
         Costs                    (95,850)   (101,100)             5.5%
         EBITDA                    96,801      97,776              1.0%
         Depreciation             (63,220)    (64,902)             2.7%
         Operating Income          33,581      32,874             -2.1%

         Including the effects of Sonda, consolidated operating income decreased by 3.4% in relation to the first quarter of the previous year.

         Non-operating income in the first quarter of 2003, shows a loss of Ch$ 16,426 million, a 36.0% drop in relation to the same period in the previous year, derived mainly from the positive contribution of price-level restatement, together with a decrease in the financial expenses associated to a lower level of debt and better financing conditions. The above was partly compensated by financial revenues.

         Regarding business figures, as of March 31, 2003, fixed telephone lines in service of Telefonica CTC Chile reached 2,630,223, showing a decrease of 4.2% in relation to March 31, 2002. ADSL customers in service increased to 66,060 a growth of 236.3 % in relation to the previous year. Mobile service customers reached 1,883,837, a growth of 14.1% compared to 2002. The long distance business presented a drop in traffic of 10.0% in domestic long distance (DLD) and a growth of 6.0% in outgoing international long distance (ILD), reaching 165 million minutes and 16 million minutes, respectively, as of March 31, 2003. ATM links for corporate customers decreased by 2.2% whereas IP links grew by 363.0%.

         As of March 31, 2003, the corporation's staff reached 4,690 employees. This figure does not include Sonda's staff due to the selling of participation in that subsidiary. With this, employees as of March 31, 2003 show a 39.7% decrease in respect to March 2002 (15.6% when excluding Sonda employees in 2002).

Reasoned Analysis of the Consolidated                                          4

         Regulatory Issues

         During 2001, Telefonica CTC Chile requested elimination of rate distortions that prevented it from competing under equal conditions with other telecommunications companies. In this area, the Company presented requests for flexibility of local rates to the public, on the one hand and on the other hand the simultaneous and symmetric setting of access fees to all local telephone companies. For these purposes the Company requested from the authorities approval of alternative tariff plans to Decree No. 187. In this respect, the Ministry of Transport and Telecommunications and of Economy, Development and Reconstruction approved, by Decree No. 455 dated 2002, the structure, rate levels and formulas for indexation of rates of Alternative Tariff Plans for Very High Usage and High Usage. Furthermore, Subtel authorized the Company to offer prepaid telephone services in low income segments.

         Additionally, Telefonica CTC Chile continued its efforts to achieve correction of illegalities that were incurred in Decree No. 187, which set its rates, through the presentation of a request to modify the tariff decree. In this regard, and confronted with a negative response from the authorities, Telefonica CTC Chile S.A. presented a lawsuit for damages against the State of Chile for illegalities incurred in the process of setting rates.

         The lawsuit for US$274 million, plus readjustments and interest, covers damages due to having to charge lower rates than those that should have legally been set.

         The authorities recently dictated the Regulation that regulates Procedures, Advertising and Participation in the Rate Setting Process established in Title V of the Law, which mainly defines and regulates the schedule of activities in the rate setting process, the participation of third parties in the rates process and establishes electronic notification (by e-mail) as a mechanism of communication between the parties.

         Rate Setting Process for Telefonica CTC (Local Telephone Service)

         As a prior issue to the process of setting the rates for the services provided by Telefonica CTC, on January 13 of this year, Telefonica CTC Chile S.A. requested the pronouncement of the Resolutive Commission in respect to decreeing freedom of rates in specific geographic areas, definition of telephone services which will be subject to rate regulation in areas where the market conditions are not sufficient to guarantee a freedom of rates regime and determination that Telefonica CTC Chile S.A. has the right to offer alternative rate plans without prior authorization. This pronouncement, which to date has not been made, will define the services, geographic areas and conditions under which certain services provided directly to the public will be subject to rate setting.

         Notwithstanding the above, in accordance with the Rates Regulations, Telefonica CTC must present its proposal of Technical Economic Basis for interconnection services and for services to the public that are subject to rate setting by the end of April 2003.

Reasoned Analysis of the Consolidated                                          5

         Process for Setting Interconnection Rates for Telefonica Movil

         On January 10, 2003, Telefonica Movil presented its proposal for Technical Economic Basis to the Undersecretary of Telecommunications, to direct the study of setting rates for access fees.

         By Resolution dated February 22, 2003, the Undersecretary of Telecommunications approved the Final Technical Economic Basis that will direct the process of setting Rates for Access Fees for the public mobile telephone services concessionaire for the 2004 - 2009 period.

         Tender Process for PCS Mobile Spectrum

         On July 18 a tender was held for three 10 Mhz frequencies in the 1,900 Mhz band. Telefonica Movil Chile was awarded two frequencies (20 Mhz) for a total of UF 544,521 equivalent to US$12,8 million.

         Financial Debt Decrease

         Telefonica CTC Chile continues to improve its debt level through amortization of loans, renegotiation of rates and terms of current loans and also through global lower rates in the economy. As of March 31, 2003, interest-bearing debt reached US$ 1,534 million, reflecting a decrease of 18.1% compared to the nominal interest-bearing debt of US$ 1,874 million recorded as of March 31, 2002. The decrease in the levels of debt together with improved financing conditions in turn had the effect of lowering financial expenses for 2003.

         Effect of the Value of Terra Networks Shares

         The recovery of the value of Terra Networks shares in the international market had a positive impact on the valuation of the investment in shares that Telefonica Mundo has in that company. This meant recognizing Ch$ 1,343 million in non-operating income in the first quarter of 2003.

Reasoned Analysis of the Consolidated                                          6

2.       VOLUME STATISTICS, PROPERTY, PLANT & EQUIPMENT AND STATEMENTS OF
INCOME

                                                                        TABLE No. 1
                                                                     VOLUME STATISTICS

               DESCRIPTION                         MARCH             MARCH                  VARIATION
                                                    2002              2003              Q              %
--------------------------------------------    -------------     -------------    -----------     ---------
Lines in Service at End of Period                   2,746,178         2,630,223       (115,955)         -4,2%

Total Average Lines in Service                      2,734,366         2,655,948        (78,418)         -2.9%

Local calls (millions) (1)                              1,217             1,165            (52)         -4.3%

Inter-primary DLD Minute(2) (thousands)               747,045           657,313        (89,732)        -12.0%

Total ILD Minutes(3) (thousands)                      483,288           403,283        (80,005)        -16.6%

        ILD Minute Outgoing (incl. Internet)          412,054           319,359        (92,695)        -22.5%

        ILD Minutes Incoming                           71,234            83,924         12,690          17.8%

Line Connections                                       71,898            65,045         (6,853)         -9.5%

Mobile Telephone Customers                          1,651,282         1,883,837        232,555          14.1%

ADSL Connections in Service                            19,642            66,060         46,418         236.3%

Permanent Personnel Telefonica CTC Chile                3,219             2,569           (650)        -20.2%

Permanent Personnel Subsidiaries                        4,565             2,121         (2,444)        -53.5%
                                                -------------     -------------    -----------     ---------
Total Corporate Personnel                               7,784             4,690         (3,094)        -39.7%
                                                -------------     -------------    -----------     ---------

(1).     Does not include calls from public phones owned by the Company.
(2). DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefonica CTC Chile, including the traffic of 188 Telefonica Mundo and Globus 120, for which access fees are charged.
(3). ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefonica CTC Chile, including the traffic of 188 Telefonica Mundo and Globus 120, for which access fees are charged.

                                   TABLE No. 2
                 CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
               (Figures in millions of pesos as of March 31, 2003)

               DESCRIPTION                          MARCH            MARCH                  VARIATION
                                                    2002              2003             MCh$           %
--------------------------------------------    -------------     -------------    -----------     ---------
Land, Infrastructure, Machinery and
Equipment                                           3,725,886         3,817,606         91,720           2.5%

Projects and Works in Progress                        204,427           142,241        (62,186)        -30.4%

Accumulated Depreciation                           (1,844,320)       (2,043,319)      (198,999)         10.8%
                                                -------------     -------------    -----------     ---------
NET PROPERTY, PLANT & EQUIPMENT                     2,085,993         1,916,528       (169,465)         -8.1%
                                                -------------     -------------    -----------     ---------

                               TABLE No. 3                                7
                 CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
                       ENDED AS OF MARCH 31, 2003 AND 2002
                 (Figures in millions of pesos as of 31.03.2003)

      DESCRIPTION                                           Jan - Mar       Jan - Dec        Jan - Mar      VARIATION (2003/2002)
                                                                                                           -----------------------
                                                              2002            2002             2003          MCh$            %
-----------------------------------------------------       ----------     -----------     -----------     ---------      --------
  Local Telephone Service                                       92,256         383,133          93,370         1,114           1.2%
    Basic Telephone Service                                     78,158         323,751          76,962        (1,196)         -1.5%
      Fixed Income                                              39,763         159,527          39,557          (205)         -0.5%
      Variable Income                                           36,415         157,229          35,800          (615)         -1.7%
      Connections and Other Installations                        1,980           6,995           1,605          (375)        -18.9%

    Access Charges and Interconnections (1)                      5,718          23,381           5,758            39           0.7%
      National Long Distance                                     2,244           9,483           2,309            65           2.9%
      International Long Distance                                  832           3,531             727          (105)        -12.6%
      Other Charges and Interconnection Services                 2,642          10,368           2,721            79           3.0%

    Advertisements in Telephone Directories                        860           4,868             959            99          11.5%

    Other Local Telephone Services                               7,520          31,133           9,692         2,171          28.9%
      Value Added Service                                        4,043          17,249           4,491           448          11.1%
      Commercialization of Equipment                             1,605           4,992           2,239           635          39.6%
      Other Services                                             1,873           8,892           2,961         1,088          58.1%

    Long Distance                                               18,936          75,105          17,293        (1,643)         -8.7%
      National Long Distance                                     8,505          33,101           7,710          (795)         -9.3%
      International Service                                      7,253          28,188           6,790          (464)         -6.4%
      Media and circuit rentals                                  3,178          13,816           2,794          (385)        -12.1%

    Mobile Communications                                       49,320         207,967          54,872         5,552          11.3%
        Mobile Communications                                   27,609         121,498          32,305         4,696          17.0%
      CPP Interconnection (2)                                   21,711          86,468          22,567           856           3.9%

    Corporate Communications                                    19,053          86,637          20,665         1,613           8.5%
      Equipment Sales and Rental, Network Sales                  5,048          24,624           3,791        (1,257)        -24.9%
      Private Services                                          14,005          62,014          16,874         2,869          20.5%

    Other Businesses                                            36,916         114,623          12,675       (24,241)        -65.7%
      Information Services  (3)                                 23,792          62,634               -       (23,792)       -100.0%
      Public Telephones                                          3,400          12,138           2,908          (491)        -14.5%
      ITI Maintenance and Equipment Sales                        7,178          28,384           7,391           212           3.0%
      Other Income (4)                                           2,546          11,467           2,376          (170)         -6.7%
                                                            ----------     -----------     -----------     ---------      --------
  TOTAL OPERATING INCOME                                       216,481         867,465         198,876       (17,606)         -8.1%
                                                            ----------     -----------     -----------     ---------      --------
OPERATING COSTS                                               (148,262)       (605,247)       (134,346)       13,915          -9.4%
      Payroll                                                  (21,494)        (79,964)        (12,944)        8,550         -39.8%
      Depreciation                                             (65,701)       (262,340)        (64,902)          799          -1.2%
      Other Operating Costs                                    (61,067)       (262,943)        (56,500)        4,567          -7.5%
ADMINISTRATION AND SELLING COSTS                               (34,190)       (131,067)        (31,656)        2,534          -7.4%
                                                            ----------     -----------     -----------     ---------      --------
  TOTAL OPERATING COSTS                                       (182,452)       (736,314)       (166,002)       16,449          -9.0%
                                                            ----------     -----------     -----------     ---------      --------
  OPERATING INCOME                                              34,029         131,150          32,874        (1,157)         -3.4%
      Financial Income                                           3,488          16,774           2,281        (1,207)        -34.6%
      Other Non-operating Income                                 2,131          13,288           1,790          (341)        -16.0%
      Income from Investment in Related Companies (5)               14           2,367             153           139           NA
      Financial Expenses                                       (19,924)        (81,879)        (17,217)        2,707         -13.6%
      Amortization of Goodwill                                  (3,854)        (24,785)         (3,727)          127          -3.3%
      Other Non-operating Expenses                              (3,446)        (38,069)         (1,795)        1,651         -47.9%
      Price-level Restatement                                   (4,077)         (8,998)          2,089         6,166        -151.2%
                                                            ----------     -----------     -----------     ---------      --------
NON-OPERATING INCOME                                           (25,668)       (121,302)        (16,426)        9,242         -36.0%
                                                            ----------     -----------     -----------     ---------      --------
  INCOME BEFORE INCOME TAX                                       8,361           9,848          16,448         8,086          96.7%
      Taxes                                                     (5,794)        (26,851)         (9,173)       (3,379)         58.3%
      Minority Interest                                           (332)           (766)            (16)          316         -95.2%
      Amortization of Goodwill                                      89               -               -           (89)          NA
                                                            ----------     -----------     -----------     ---------      --------
NET INCOME  (6)                                                  2,325         (17,769)          7,259         4,934         212.2%
                                                            ==========     ===========     ===========     =========      ========

(1) Due to accounting consolidation does not inclued access charges of 188 Mundo Telefonica and Globus.
(2)      Corresponds to income recorded in Telefonica Movil.
(3) Revenues from Sonda S.A. are included only in 2002 due to unconsolidation as of September of that year.
(4)      Includes revenues from Istel, Telemergencia and Tgestiona
(5) For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).
(6) For comparative purposes certain types of income have been reclassified for 2002.

Reasoned Analysis of the Consolidated                                          8

3.       ANALYSIS OF RESULTS FOR THE PERIOD

         3.1      OPERATING INCOME

         As of March 31, 2003, operating income reached Ch$ 32,874 million, which represents a decrease of 3.4% in comparison to the previous year.

         Operating Revenues

         Operating revenues for the period reached Ch$198,876 million showing a decrease of 8.1% in relation to 2002. This decrease incorporates the effects of the unconsolidation of Sonda as of September 2002. Isolating this effect, operating revenues increased by 3.2% in relation to the previous year.

         This variation was mainly originated by: (i) an increase of 1.2% in revenues from local telephone service, (ii) a growth of 11.3% in revenues from mobile services, and (iii) an increase of 8.5% in corporate communications. The above was partly compensated by an 8.7% decrease in long distance revenues.

         Revenues from Local Telephone Service: Revenues from Basic Telephone Service decreased by 1.5% in respect to the previous year. The variation experienced by this revenue is mainly derived from: (i) the 0.5% decrease in the level of fixed charge, corresponding to the fixed monthly charge for network connections; (ii) revenues from variable charge decreased by 1.7% in respect to the previous year, due to a reduction of 2.9% in the number of average lines of service, to the drop in traffic per line and due to the 1% drop in rates in March 2002.

         Consolidated revenues from access charges and interconnections increased by 0.7%, mainly due to the 2.9% increase in income from domestic long distance access charges and a 3.0% increase in other charges and interconnection services. This was partly compensated by a 12.6% decrease in revenues from international long distance access charges, due to the 16.6% drop in international interconnection traffic.

         Revenues from Directory Advertising increased by 11.5%.

         Other Local Telephone Services, increased by 28.9% due to an 11.1% increase in value added services, greater revenues equivalent to 39.6% for commercialization of equipment and a 58.1% increase in other services.

         It should be noted that local telephone service revenues include ADSL broad band services, which have shown a sustained growth in the last periods.

         Long Distance: Revenues from these services decreased by 8.7% in comparison to 2002, due to a decrease of 9.3% and 6.4% in revenues from DLD and ILD, respectively, the latter influenced by an average decrease of 10.1% in the price of these services, in spite of a 5.1% growth in outgoing ILD traffic. Media and circuit rentals show decreased revenues equivalent to 12.1% in relation to the first quarter of 2002.

Reasoned Analysis of the Consolidated                                          9

         Mobile Communications: Total revenues from this business increased by 11.3% in relation to 2002, mainly due to the 15.7% growth experienced in the average mobile customer base, partially offset by the drop in average revenue per subscriber, and a higher level of prepaid customers in relation to contract customers. It should be noted that these revenues include regulated calling party pays revenues for incoming traffic to mobile telephones.

         Corporate Communications: This business revenue shows an 8.5% increase in respect to the pervious year, due to a 20.5% growth in private services, partly offset by a 24.9% drop in the sale and rental of equipment and networks. This is explained by the increase in corporate services. In relation to 2002 dedicated IP links showed a growth of 363.0% and ATM links decreased by 2.2%. Additionally, the growth in Broad Band and ISP services contributed positively to increased revenues from these services.

         Other Operating Income: This revenue, excluding the effect of Sonda in 2002, showed a drop of 14.5 % in income from public telephones, partly offset by higher income from maintenance of inside telephone installations.

         Operating Costs

         Operating costs of Ch$166,002 million for the period decreased by 9.0% compared to 2002.

         This decrease is mainly explained by a 39.8% decrease in salaries (11.0% excluding Sonda in 2002), reflecting the savings in the workforce reduction carried out by the Company in October 2002. Depreciation decreased by 1.2% (increase of 2.7% when excluding Sonda in 2002) due mainly to the operation of the Corporation's new assets. Other operating costs dropped by 7.5%, (however, when excluding Sonda in 2002, they increased by 15.1%) mainly due to a growth in long distance and interconnection service costs and a growth in the Corporation's allowance for doubtful accounts.

         Administration and selling costs dropped by 7.4% (1.7% excluding Sonda in 2002) in relation to the first quarter of the previous year, mainly due to salary savings related to the Company's personnel reduction.

         It should be noted that 2002 costs are influenced by the contribution of income from Sonda during that period.

         3.2      NON-OPERATING INCOME

         Non-operating income obtained in the first quarter of 2003 shows a loss of Ch$16,426 million, figure that is less than the non-operating income for the same period in 2002. The variation in non-operating income is broken down as follows:

         Financial income shows a drop of 34.6%, mainly due to lower national and international interest rates and less available funds, destined to decrease the Corporation's financial debt.

         Other non-operating income shows a decrease of 16.0% derived mainly from the sale of shares recorded in the first quarter of 2002, partly offset by the higher market value of the Terra Networks shares recorded in 2003.

Reasoned Analysis of the Consolidated                                         10

         Financial expenses decreased by 13.6% in 2003, mainly associated to lower interest-bearing debt, renegotiation of rates for current loans and a drop in market interest rates.

         Other non-operating expenses decreased by 47.9%, derived mainly from higher expenses incurred in 2002 due to staff severance indemnities and expenses associated to lawsuits. Additionally, 2002 includes the lower market value of the Terra Networks shares.

         Price-level restatement recorded net income of Ch$2,089 million which positively compares to the Ch$4,077 million loss recorded in the first quarter of 2002, partly due to the effects of devaluation of the investments of Sonda in Argentina and Brazil and the effects of the negative CPI during that quarter. It should be noted, that a 100% hedge has been maintained for exchange rate fluctuation and 81% hedge for interest rate. The Company's exchange rate (peso-dollar) hedge policy in great measure was able to neutralize the effects of exchange rate variations in 2002 and 2003.

         3.3      NET RESULT FOR THE YEAR

         The net result showed net income of Ch$ 7.259 million, in comparison with net income of Ch$ 2,325 million in 2002. The result obtained in the period derives from the 36.0% decrease in non-operating loss, offset by the 3.4% decrease in operating income, and the 58.3% increase in income tax in relation to the previous year.

4.       RESULTS BY BUSINESS AREA

         Local Telephone Business: Presented a net loss of Ch $5,625 million in the period, situation that represents a decrease of Ch$ 3,584 million in the loss with respect to the previous year.

         Long Distance Business: Presents net income of Ch $6,805 million, a 14.2% increase in relation to the previous year. This variation is composed of a drop of 17.1% in operating income and non-operating income of Ch$915 million which positively compares to the Ch$1,405 million loss recorded in the first quarter of 2002.

         Corporate Communications Business: This business contributed net income of Ch$3.943 million in the period, whereas in 2002 it recorded net income of Ch$5,544 million. This variation is due to a decrease in operating income, mainly due to the transfer of the management of small and medium corporate customers to the local telephone business.

         Mobile Business: The mobile business contributed net income of Ch$2,933 million in the period, whereas in 2002 it had net income of $419 million. This positive contribution is derived from greater operating and non-operating results.

         Other Businesses: These businesses as a whole generated a net loss of Ch$797 million and net operating income of Ch$ 1,438 million in the period, whereas during the same period in the previous year they recorded a net loss of Ch $389 million and net operating income of Ch $2,209 million. These businesses mainly include public telephone services, maintenance and installation of basic telephone equipment and the business of telemergencia and shared services.

         The following table shows the contribution of each business area to the corporate results:

                          INCOME AND COSTS BY BUSINESS                        11
                          AS OF MARCH 31, 2002 AND 2003
                  (Figures in millions of pesos as of 31.03.03)

                                                      Local                     Corporate Communications         Long Distance

                                         Jan-Mar     Jan-Dec     Jan-Mar     Jan-Mar    Jan-Dec     Jan-Mar    Jan-Mar    Jan-Dec
                                          2002        2002        2003        2002        2002       2003       2002       2002
                                        ---------   ---------   ---------   ---------   --------   --------   --------   ---------
Operating Income                          104,078     430,655     106,298      25,860    114,627     25,925     25,426     100,342
  Income                                   92,256     381,367      93,370      19,053     86,637     20,665     18,936      75,105
  Intercompany Transfers                   11,822      49,287      12,928       6,807     27,990      5,260      6,490      25,237

Operating Expenses                        (89,973)   (382,106)    (91,103)    (20,513)   (94,041)   (22,039)   (16,793)    (65,333)
  Payroll                                 (12,168)    (55,175)    (11,528)     (3,708)   (14,592)    (2,777)    (1,434)     (6,460)
  Depreciation                            (43,948)   (173,433)    (41,919)     (2,578)   (11,110)    (2,870)    (2,370)     (9,845)
  Goods and Services                      (18,905)    (93,672)    (26,507)     (6,939)   (36,507)    (6,984)    (9,829)    (36,156)
  Intercompany Transfers                  (14,952)    (59,827)    (11,148)     (7,288)   (31,832)    (9,407)    (3,160)    (12,872)

Operating Income                           14,105      48,548      15,195       5,346     20,586      3,886      8,633      35,009

Non-operating Income and Expenses
  Financial Expenses                      (20,309)    (82,356)    (17,065)       (115)      (459)       275       (155)       (222)
  Other Income and Expenses                (4,356)    (24,647)        426         318     (1,114)       215       (598)     (8,182)
  Intercompany Transfers                    6,352      23,217       4,080          13        275       (348)      (652)     (2,544)

Non-operating Income                      (18,313)    (83,786)    (12,558)        216     (1,298)       142     (1,405)    (10,947)
                                        ---------   ---------   ---------   ---------   --------   --------   --------   ---------
R.A.I.I.D.A.I.E (*)                        60,049     220,551      61,621       8,256     30,857      6,623      9,753      34,129
                                        ---------   ---------   ---------   ---------   --------   --------   --------   ---------
Taxes and Others                           (5,001)    (17,185)     (8,262)        (18)    (2,411)       (85)    (1,268)     (4,567)

Income After Taxes                         (9,209)    (52,423)     (5,625)      5,544     16,877      3,943      5,959      19,494

                                      Long Distance            Mobile Telephones                     Others

                                         Jan-Mar     Jan-Mar     Jan-Dec     Jan-Mar     Jan-Mar    Jan-Dec    Jan-Mar
                                           2003        2002        2002       2003        2002       2002       2003
                                        ---------   ---------   ---------   ---------   --------   --------   --------
Operating Income                           23,810      52,068     216,561      56,052     42,094    138,837     18,046
  Income                                   17,293      49,320     207,966      54,872     36,916    116,388     12,675
  Intercompany Transfers                    6,517       2,748       8,594       1,180      5,178     22,449      5,371

Operating Expenses                        (16,654)    (48,992)   (199,922)    (51,733)   (40,065)  (133,303)   (16,608)
  Payroll                                  (1,199)     (3,180)    (13,665)     (3,330)    (8,960)   (25,660)    (1,353)
  Depreciation                             (2,705)    (11,852)    (51,251)    (14,552)    (4,955)   (17,031)    (3,027)
  Goods and Services                       (9,592)    (31,226)   (125,161)    (31,325)   (20,398)   (66,597)    (6,332)
  Intercompany Transfers                   (3,157)     (2,734)     (9,845)     (2,526)    (5,752)   (24,015)    (5,896)

Operating Income                            7,157       3,076      16,639       4,319      2,029      5,534      1,438

Non-operating Income and Expenses
Financial Expenses                             (0)      1,231       2,216        (273)      (537)    (1,059)      (275)
Other Income and Expenses                   1,475         581      (1,845)        195       (284)    (3,634)    (1,399)
Intercompany Transfers                       (560)     (4,201)    (12,431)     (2,050)      (673)    (3,684)      (244)

Non-operating Income                          915      (2,389)    (12,060)     (2,129)    (1,494)    (8,377)    (1,919)
                                        ---------   ---------   ---------   ---------   --------   --------   --------
R.A.I.I.D.A.I.E (*)                        10,777      11,309      53,614      17,016      6,027     15,248      2,821
                                        ---------   ---------   ---------   ---------   --------   --------   --------
Taxes and Others                           (1,267)       (268)       (661)        743       (924)    (2,793)      (316)

Income After Taxes                          6,805         419       3,919       2,933       (389)    (5,636)      (797)

(*) R.A.I.I.D.A.I.E. : Income before taxes, interest, depreciation, amortization and extraordinary items.

                     GRAPH OF NET INCOME (LOSS) BY BUSINESS
                      (Threes month period ended March, 31)
                  (Figures in millions of pesos as of 31.03.03)

                              [CHART APPEARS HERE]

                              Mar 2002          Mar 2003

Local                           (9,209)         (5,625)

Corporate Communications         5,544           3,943

Long Distance                    5,959           6,805

Mobile Telephones                  419           2,933

Others                            (389)           (797)

Reasoned Analysis of the Consolidated                                         12

5.       STATEMENT OF CASH FLOWS

                                   TABLE No. 4
                             CONSOLIDATED CASH FLOWS
               (Figures in millions of pesos as of March 31, 2003)

                 DESCRIPTION                      JAN- MAR           JAN-MAR               VARIATION
                                                    2002              2003            MCh$            %
-------------------------------------------     -------------     -------------    -----------     ---------
Cash flows from operating activities                   70,664            69,337         (1,327)         -1.9%

Cash flows from financing activities                  (39,711)          (14,968)        24,743          C.S.

Cash flows from investment activities                     211           (28,956)       (29,167)         C.S.

Effect of inflation on cash and cash                      334              (144)          (478)         C.S.
equivalents
                                                -------------     -------------    -----------     ---------
Net change in cash and cash equivalents for            31,498            25,269         (6,229)        -19.8%
the period
                                                =============     =============    ===========     =========

         The Ch$25,269 million positive variation in cash flows for 2003 compared to the Ch$31,498 million positive variation in 2002, derives from lower cash flows from operating activities and higher cash flows destined to investment, situation that was partially offset by lower cash flows for amortization and prepayment destined to decrease the interest-bearing debt of Telefonica during the first quarter of 2003 in relation to the previous year.

Reasoned Analysis of the Consolidated                                         13

6.       FINANCIAL INDICATORS

                                   TABLE No. 5
                        CONSOLIDATED FINANCIAL INDICATORS

                 DESCRIPTION                                 JAN - MAR            JAN - DEC            JAN - MAR
                                                                2002                 2002                 2003
---------------------------------------------------------    ------------        -------------        -------------
                 LIQUIDITY RATIO
Current Liquidity                                                   1.26                 1.18                 1.31
(Current Assets/Current Liabilities)

Acid Ratio                                                          0.16                 0.25                 0.37
(Most liquid assets/Current Liabilities)

                 DEBT RATIOS
Debt Ratio
(Current Liabilities/Shareholders' Equity)                          1.25                 1.09                 1.08

Long-term Debt Ratio
(Long-term Liabilities/Current Liabilities)                         0.69                 0.73                 0.73

Financial Expenses Coverage
(Income Before Taxes and Interest / Financial Expenses)             1.33                 0.92                 1.82

      INCOME RETURN AND NET INCOME PER SHARE RATIO
Operating Margin                                                    15.7%                15.1%                16.5%
(Operating Results/Operating Revenues)

Operational Income Return                                            1.6%                 6.1%                 1.7%
(Operating Results/Net Property, Plant and Equipment (1))

Net Income per Share                                         $       2.4          $     -18.6          $       7.6
(Net Income / Amount of average paid shares each year)

Shareholders' Equity Income Return                                  0.18%                -1.4%                0.56%
(Results/Average shareholders' equity)

Assets Income Return                                                0.07%               -0.61%                0.27%
(Results/Average assets)

Operating Assets Yield                                              0.11%               -0.87%                0.38%
(Results/Average operating assets (2))

Dividends Return
(Dividends paid                                                     N.A.                  0.1%                N.A.
(3)/ Market Price per Share)

                 ACTIVITY INDICATORS

Total Assets                                              MCh$ 3,043,127     MCh$   2,701,815       MCh$ 2,710,795
Sale of Assets                                            MCh$       199     MCh$      21,684       MCh$        48
Investments in other companies and property, plant and    MCh$    18,645     MCh$     147,108       MCh$    31,056
equipment
                                                                     1.0                  2.6                  2.9

Inventory Turnover
(Cost of Sales/Average Inventory)
                                                                     352                  140                  126
Inventory Permanence
(Average Inventory/Cost of sales times 360 days)

         (1)      Figures at the beginning of the year, restated.
         (2)      Property, plant and equipment are considered operating assets
         (3) Telefonica CTC Chile did not pay any dividends in 2002 and 2003.

Reasoned Analysis of the Consolidated                                         14

         From the previous table, we emphasize the following:

         The common liquidity ratio shows an increase; however the levels of current assets and liabilities show a decrease of 24.1% and 27.4%, respectively. The debt ratio decreased due to lower levels of financial liabilities in relation to January - March 2002.

7. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY'S ASSETS

         Due to market inaccuracies regarding the assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value of zero or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company's assets taken as a whole.

         In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

8.       REGULATORY ISSUES

         Fixed Telephony Tariff Decree

         Decree No. 187 is in effect as of May 5, 1999. It establishes maximum rates for Telefonica CTC Chile for local telephone services and interconnection services for a period of five years, which expires on May 4, 2004.

         The main services subject to regulation of rates are: Telephone Line Service (formerly Fixed Charge), Local Measured Service, Local Tranche, Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

         In relation to the procedure to be followed for setting rates for services subject to rate regulation, on January 13 of this year, Telefonica CTC Chile S.A. requested that the Resolutive Commission decree freedom of rates in specific geographic areas, that they define telephone services which will be subject to rate regulation in areas where the market conditions are not sufficient to guarantee a freedom of rates regime and that they determine that Telefonica CTC Chile S.A. has the right to offer alternative rate plans without prior authorization.

         The Resolutive Commission requested a report from the National Economic Supervisor (Fiscalia Nacional Economica), entity that in turn asked the Ministries of Transport and Telecommunications, of Economy, Development and Reconstruction, and the telecommunications companies for a report regarding the matters indicated in its petition in order to make a pronouncement regarding the current conditions in the telephone service market. The National Economic Supervisor is preparing the report, which will soon be submitted to the Resolutive Commission so that they may make a pronouncement on this issue.

Reasoned Analysis of the Consolidated                                         15

         Mobile Telephone Tariff Decree

         Decree No. 97 is in effect as of February 12, 1999. It establishes maximum rates for Telefonica Movil for interconnection services, including Mobile Access Charge, for a period of five years, which expires on February 12, 2004.

         Since the expiration of the five-year period of current regulated rates is nearing, on January 10, 2003, Telefonica Movil presented its Technical Economic Basis Proposal to the Undersecretary of Telecommunications, beginning the process of setting the rates for the 2004-2009 period. In Exempt Resolution dated February 22, 2003, the Undersecretary of Telecommunications approved the Final Technical Economic Basis that will apply to the process of setting the Access Charges Rates of the mobile telephone public service concessionaire for the 2004 - 2009 period.

         Network Unbundling and Other Services

         Tariff Decree No. 187 dated 1999 established rates for the following unbundled network services: last mile, connection of last mile, housing in local switches, adaptation of pipes and chambers for the installation of cables of other telecommunications operators, point-to-point connection between central switches, DSL facilities and resale of lines.

         Based on the regulation, Telefonica CTC Chile launched its commercial offer for these services. At 2002 year-end, 14 contracts with 7 companies have been signed in light of this offer providing unbundled network services. (see www.ctc.cl/desagregacion).

         Request to Deregulate Local Rates to the Public

         On January 18, 2001, Telefonica CTC Chile presented a request to deregulate local telephone rates to the public to the Antitrust Resolutive Commission (Comision Resolutiva Antimonopolios). According to Article 29 of the General Telecommunications Law, the Resolutive Commission is exclusively authorized to qualify telecommunications services subject to tariff regulation; qualification that the Commission itself must modify when they consider that the conditions are present for tariff liberalization.

         On July 11 the Antitrust Resolutive Commission (Comision Resolutiva Antimonopolio) in Resolution No. 611, rejected the request for liberalization presented by Telefonica CTC Chile declaring that the existing market conditions still do not merit such liberty throughout the country. Notwithstanding, they assigned the National Economic Supervisor (Fiscalia Nacional Economica) to maintain special vigilance on the market's evolution to detect in a timely manner changes that merit establishing freedom of rates in certain geographic areas for certain services.

         Additionally they resolved that Telefonica CTC Chile can request from the authorities administrative acts complementary to Tariff Decree No. 187 allowing differentiation of rates based on costs, within each rate area, for user categories based on volume.

         Based on this possibility, during the second half of 2001 the Company presented a proposal to Subtel for alternate tariff plans by customer category. The Ministries of Transport and Telecommunications and Economy, Development and Reconstruction approved the structure, rate levels and rate indexation formulas of the Alternative Rate Plans for Very High Usage, and High Usage, in Decree No. 455, dated

Reasoned Analysis of the Consolidated                                         16

         2002. Additionally, Subtel authorized the use of the prepayment method for telephone services in low income segments.

         Request to Set Symmetric and Simultaneous Access Charges

         On March 30, 2001, Telefonica CTC Chile filed a petition with the Resolutive Commission requesting a review of the access charges regime for local companies. This petition was based on: (i) competitive distortions introduced by the asymmetries prevailing in the market between the access charges of local companies, and (ii) the fact that as of that date only Telefonica CTC Chile, Telefonica del Sur and Telefonica Coyhaique had fixed access charges.

         Telefonica CTC Chile requested that local company access charges should be symmetrical within the same area and that they should be simultaneously set for all companies.

         On April 3, 2001 the Resolutive Commission declared itself incompetent resolving that Telefonica CTC Chile should go before the corresponding authority, the Undersecretary of Telecommunications.

         On April 10, 2001, the Company presented the request to set symmetrical and simultaneous access rates to the Undersecretary of Telecommunications, which to date has not responded. However, the Ministries set the rates for access charges and other interconnection services for VTR Telefonica S.A. establishing maximum access charges higher than those set for Telefonica CTC Chile. Currently, the process of setting access charges for Telesat S.A. and CMET SACI is underway.

         Request for Administrative Action to Correct Decree No. 187

         On October 31, 2001, Telefonica CTC Chile filed an administrative motion for reconsideration before the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction, to obtain correction of the following errors in Decree No. 187, dated 1999: mathematical error in determining the Telephone Line Service rate; illegal application of the depreciation method to determine tax cost; failure to consider the cost of telephone directories; reduction of investments due to efficient location of switching centers; application of the same non-payment rate for local telephone service as for calling party pays service; and failure to scale the rates for access charges and local tranche.

         On November 16, 2001, the Ministries requested from the General Controller of the Republic a formal prior pronouncement regarding the lawfulness and need to correct the errors - should they be proven, based on the corresponding technical - economic and legal criteria, and the administrative acts that should be dictated for that purpose.

         The response from the General Controller dated December 10, 2001, stated that the Ministries had the right and duty to rectify Decree No. 187, subject to the following conditions:

- That there are legal defects or that it was based on incorrect estimates.
- That the defects or irregularities contained in it must be of a magnitude or relevance such that they justify the invalidation and corresponding rectification of the decree.
- That these defects or irregularities must be evidenced in order that there is no doubt regarding their existence. For this purpose, the Administration must undertake a full study of the information.
- That eventual rectification cannot affect the rights that have been previously correctly incorporated to the equity of third parties in good faith.
- Such rectification would have to be made in a decree subject to review and approval.

Reasoned Analysis of the Consolidated                                         17

         By joint official letter the Ministries responded to the request to correct the errors in Decree No. 187, stating that having evaluated in detail, only the feasibility and timing of the petition, considering the circumstances and the prudence that must guide public acts, they had decided to reject the request for rectification of Decree No. 187 by administrative means.

         Lawsuit Against the State of Chile

         Upon extinguishing the administrative instances to correct the illegalities involved in the tariff setting, Telefonica CTC Chile S.A. filed a lawsuit for damages against the State of Chile.

         The lawsuit for US$274 million, plus readjustments and interest, covers past and future damages until May 2004, resulting from having to charge lower rates than those that should legally have been set.

         The Third Civil Court of Santiago accepted the complaint, and notified the State. Once the answer from the State had been received, as well as the answer and rejoinder with which the discussion period ends, the Court dictated the writ of evidence, setting the pertinent, substantial and disputed evidence, which initiated the presentation of evidence stage, in which witnesses for the plaintiff and for the State have testified.

         Assignment of Frequencies in 1,900 MHz for Mobile Telephony

         On May 31, 2001, four companies, among them Telefonica Movil, presented offers to participate in the Public Tender to grant three concessions to provide mobile telephone service to the public on the 1,900 MHz band. A tie was declared between Telefonica Movil, Bellsouth and Smartcom for the three frequencies put out to tender, since the difference was less than 2 points.

         On September 6, 2001 Subtel issued the report on observations made by the bidders involved in the Public Tender, excluding Smartcom S.A. for non compliance with the Public Tender Documents. Smartcom appealed to the General Controller of the Republic to void the exclusion from the Public Tender decreed by the Undersecretary of Telecommunications for non-compliance with the Tender Documents. Subsequently the General Controller of the Republic voided the exclusion from the Public Tender, ordering Subtel to incorporate Smartcom in the process.

         Due to the above, Bellsouth filed a protective petition against the General Controller of the Republic before the Santiago Court of Appeals. Telefonica Movil made itself a party to this petition.

         The Court of Appeals accepted the protective petition presented by Bellsouth, voiding the resolution of the General Controller of the Republic who ordered the Undersecretary of Telecommunications to incorporate Smartcom in the public tender to award three 1900 MHz mobile telephone service concessions.

         Smartcom and the State Defense Council (Consejo de Defensa del Estado), appealed before the Supreme Court against the sentence of the Court of Appeals. Telefonica Movil S.A. became a party in the process before the Supreme Court. The Supreme Court ratified the verdict of the Court of Appeals, which excluded Smartcom from the Tender.

Reasoned Analysis of the Consolidated                                         18

         On July 18, the tender for the three 10 MHz frequencies on the 1,900 MHz band took place. Telefonica Movil Chile was awarded two frequencies (20 MHz) for a total sum of UF 544,521 equivalent to US$12.8 million.

9.       ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

         A continued growth is observed in the mobile and broad band Internet market during the first quarter of 2003, in contrast with the stagnation in the fixed-network voice communication, long distance and narrow band Internet business.

         In the competitive environment, there were no relevant changes in the relative participation of the operators in the various businesses.

         Among the relevant competitive events, the highlight is the announcement made by Southern Cross (controller of Chilesat Corp, formerly Telex Chile) of an intention to purchase agreement for AT&T Corp's participation in AT&T Latin America, owner of AT&T Chile. The latter operates in our country in the business of private services
         (data) and long distance.

         Local Telephone Service

         This market contemplates providing local telephone services inside the primary areas, interconnection services with other telecommunications companies and other unregulated local services.

         Incorporation to this market is regulated by concessions awarded by the Undersecretary of Telecommunications of the Ministry of Transport and Telecommunications (Subtel).

         Currently eleven companies with twelve brands participate in this market, including rural operators. The penetration rate per 100 inhabitants as of February 2002 was in the order of 23.1 lines per 100 inhabitants (considering the population figures of the April 2002 census) Telefonica CTC Chile has approximately 75.9% of fixed telephone lines as of February 2003.

         On August 21, 1999, Decree No. 187 was published in the Official Gazette. This decree was drafted jointly by the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction and it sets rates for the regulated services of Telefonica CTC Chile during the five-year period from 1999-2004. The Decree had to be applied retroactively as of May 4, 1999.

         In Resolution No. 611, the Antitrust Resolutive Commission established the possibility for Telefonica CTC Chile to offer alternative tariff plans to Decree No. 187, oriented toward volume discounts, and to request rate freedom in certain geographic areas. On September 4, 2001, Telefonica CTC Chile presented a proposal for alternative tariff plans (for high traffic consumption), which was approved in October 2002.

         On May 24, 2002, Telefonica CTC Chile also obtained authorization from Subtel to commercialize prepaid telephone service for low income segments, which was commercially implemented in October 2002.

         Of the five companies that were awarded the bid to operate fixed wireless telephone service concessions in the 3,400 to 3,700 MHz Wireless Local Loop (WLL), only Entel (licenses: one national and 13 regional) is developing its projects. Telefonica del Sur (which was awarded licenses in the VIII and X Regions) informed Subtel it was interrupting the project, due to extenuating circumstances,

Reasoned Analysis of the Consolidated                                         19

         which was accepted by Subtel in March 2003.

         Telefonica CTC Chile does not currently hold a license to operate with WLL technology.

         Long Distance

         This market contemplates communications services between primary areas
         (DLD) and international communications (ILD), also known as intermediate services.

         On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requirements.

         In this market there are currently 14 companies operating with 17 carrier codes. Traffic in the DLD and ILD market, through fixed telephone lines recorded a drop in the first quarter of 2003 in respect to the first quarter of 2001 estimated at 9% and 4% respectively. Telefonica CTC Chile, though its subsidiaries Telefonica Mundo 188 and GLOBUS 120, reached a 39.4% estimated market share in domestic long distance and 31.0% in outgoing international long distance in the first quarter of 2003.

         Corporate Communications

         This business area contemplates providing circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for companies with Internet service providers (ISPs). Likewise includes commercialization of advanced equipment (multiple lines and PABx, among others).

         In October 2002 the management of Telefonica Empresas refocused toward the company and corporate segment. In this business Telefonica CTC Chile competes with 8 companies in the private service area and with at least 10 companies in the hosting business, reaching a market share of approximately 49% of revenues in 2002, including sale of advanced equipment to companies.

         Mobile Communications

         Provides mobile communication services (cellular telephones, pagers, trunking and wireless data transmission).

         There are currently four mobile telephone operators and one smaller operator of mobile satellite communications.

         Telefonica CTC Chile, through its subsidiary Telefonica Movil, has approximately 30% of a total of 6.3 million estimated as of March 2003.

         Regarding the tender for PCS mobile spectrum in the 1,900 MHz band (3 bands of 10 MHz each), once the Supreme Court verdict to exclude Smartcom was handed down, the Ministry of Transport and Telecommunications called on Telefonica Movil S.A. and Bellsouth to proceed to bid on the three concessions on July 18, 2002.

Reasoned Analysis of the Consolidated                                         20

         On July 18 the three 10 MHz frequencies on the 1,900 MHz band were awarded. Telefonica Movil Chile was awarded two frequencies (20 MHz) for a total sum of UF 544,521 equivalent to US$12.8 million.

         On another hand, Telefonica CTC enabled the specialized radio-communications interconnection requested by a mobile service operator, which is available as of the beginning of April 2003.

         Pay TV

         The pay television market is composed of two main cable TV competitors with approximately 80% of the pay TV market. Two satellite TV operators and approximately 20 cable TV operators in specific areas, jointly have the remaining 20% of the market share.

         On July 3, 2000, a contract was signed for the sale by Telefonica CTC Chile of Metropolis Intercom to Cordillera Comunicaciones S.A. once the transaction was authorized by the Preventive Antitrust Commission (Comision Preventiva Antimonopolios). The amount of the transaction was US$270 million for 40% of Metropolis Intercom, 100% of its cable television network (except the cable TV network in the IV and VIII Regions) and 100% of Compania de Telecomunicaciones de Chile Plataforma Tecnica Red Multimedia. In addition the arbitration processes between both companies ended through judicial agreement.

         In January 2002 a merger agreement was achieved between Liberty Media and United Global Com (UCG), companies that participate in the Chilean operations of Metropolis Intercom and VTR, respectively.

         Internet Access

         In this market there are currently approximately 33 ISP's operating effectively, with three of these concentrating 84% of traffic. IP traffic (switchboard) for the first quarter of 2003 in the network of Telefonica CTC Chile, reached the order of 1,437 million minutes, a 4% drop in respect to the first quarter of 2002 mainly due to the migration of intensive users to broad band access.

         Telefonica CTC Chile focuses on Internet access for companies through its ISP TIE, segment in which it holds a market share of close to 30%, and has commercial agreements with ISP Terra.

         Telefonica CTC Chile continues with an intensive deployment of internet access through ADSL broad band, directly to the customer and through a wholesale model in the ISP industry. At the end of March 2003 lADSL connections in the service of Telefonica CTC Chile reached 66,060, a growth of 236% compared to March 2002, thus achieving a market share of 31%.

         Other Businesses

         Comprises the Public Telephone market, in which Telefonica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies, out of which CTC Equipos as of March 2003 has approximately 24% market share considering its own public telephones.

         On January 11, 1999, Telefonica CTC Chile completed the acquisition of 60% of Sonda S.A. The agreement included the commitment of Sonda S.A. to purchase 100% of the information assets of Telefonica CTC Chile, which occurred in the first quarter of 1999.

Reasoned Analysis of the Consolidated                                         21

         On October 12, 2001, Telefonica CTC Chile signed a new shareholders' agreement with Inversiones Pacifico II Ltda. and Inversiones Atlantico Ltda. in which it grants each of these companies a call option for its 60% stake in Sonda S.A. maturing in June 2005. Additionally the outsourcing and rental contracts between Sonda and Telefonica CTC Chile were terminated and a contract was signed by virtue of which Telefonica CTC Chile repurchases, at book value the assets that were sold to Sonda S.A. in January 1999.

         On September 26, 2002, Telefonica CTC Chile S.A. through its subsidiary Telefonica Empresas signed a sales contract for 25% ownership of Sonda S.A. for Ch$27,921 million (approximately US$37.5 million), paid in cash.

         Through this agreement Inversiones Pacifico II Limitada acquired 11% of Sonda and Inversiones Santa Isabel Limitada acquired 14%. Both companies are related to Mr. Andres Navarro H. Thus, company control is transferred to Andres Navarro, while Telefonica CTC Chile keeps the remaining 35% ownership through its subsidiary Telefonica Empresas.

         During the third quarter of 2001 a new contract was signed between Telefonica CTC Chile and Publiguias, which terminated the existing contract in advance. This new agreement mainly consists of a billing and collections contract for which Telefonica CTC Chile receives a percentage of revenues generated by the sale of advertising in the Yellow and White Pages. Additionally, Publiguias shall pay a charge per customer for permanent updating of the database of Telefonica CTC Chile.

         On November 20, 2001 a subsidiary was formed to commercialize and install alarm systems and video cameras for residences and companies, providing monitoring and surveillance services and any other service relating to the above. As of December 2002 it is estimated that Telefonica CTC Chile has a market share of 24% in this service.

Reasoned Analysis of the Consolidated                                         22

10.      ANALYSIS OF MARKET RISK

         Financial Risk Coverage

         Due to the attractive external interest rates in certain periods, the Company obtains a large part of its financing abroad, denominated mainly in dollars and euros and in certain cases at a floating interest rate. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

         Financial risk due to foreign currency fluctuations

         The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of dollar and euro fluctuations on its results. The percentage of interest-bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

         The main hedging instruments used are dollar/UF and dollar/peso insurance contracts.

         As of March 31, 2003, the interest-bearing debt in original currency expressed in dollars was US$1,534 million, including US$1,115 million of financial liabilities in dollars, US$262 million in debt in "unidades de fomento" (inflation indexed Chilean currency unit), and US$157 million of debt in euros. In this manner, US$1,272 million corresponded to debt exposed to foreign currencies, and therefore directly or indirectly exposed to variations in the dollar.

         Simultaneously, the Company had dollar/UF and dollar/peso exchange insurance and assets in dollars that resulted, as of March 31, 2003, in a 0% exposure to foreign exchange.

         Financial risk due to floating interest rate fluctuations

         The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

         As of March 31, 2003, the Company had debts at variable Libor, Euro Libor and TAB interest rates mainly for syndicated loans.

         To protect the Company from increases in the variable (floating) interest rates, derivative financial instruments have been used, particularly "collars" and "Forward Right Agreements" (which protect the Libor rate), which limit the future fluctuations of interest rates. As of March 31, 2003, this has allowed the Company to end with an exposure of 20% of the total interest-bearing debt in original currency.

This release may contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compania de Telecomunicaciones de Chile S.A.'s control.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


Date:   May 19, 2003


                                            TELECOMMUNICATIONS COMPANY OF CHILE

                                            By /s/ Julio Covarrubias F.
                                              ----------------------------
                                            Name:  Julio Covarrubias F.
                                            Title: Chief Financial Officer